PART II

OFFERING MEMORANDUM DATED NOVEMBER 1, 2024



Bequest Legacy Fund I, LLC
2 N. Tamiami Trail, Suite 101, Sarasota, FL 34236
www.bqfunds.com

Up to a maximum of $5,000,000 Class D Membership Interests

Minimum investment: $10,000

Smaller Minimum Investments May Be Accepted

Bequest Legacy Fund I, LLC ("Bequest Legacy Fund", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Class D Membership Interests, 8% annual interest rate, paid monthly, with a Two-Year Lockup.

The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by April 30, 2025 (the "Termination Date"), no Class D Membership Interests will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

CONCURRENT OFFERING

The Company is currently undertaking a concurrent offering of its Class A Membership Interests with a minimum investment of $250,000, Class B Membership Interests with a minimum investment of $50,000, and Class D Membership Interests with a minimum investment of $10,000. For more information regarding the rights of the Class A, B and D Membership Interests see "Securities Being Offered and Rights of the Securities of the Company." The Company is seeking a maximum raise of $50,000,000 in reliance on Rule 506(c) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). For additional information regarding this offering see "Recent Offerings of Securities."

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "aim to", "seek", "may", "in our view" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

The Company is a limited liability company organized under the Delaware Limited Liability Company Act (the "LLC Act") on February 9, 2023, to acquire a mixed portfolio of physical, operating assets and other assets with a current focus encompassing four areas:

- Commercial Real Estate;
- Gas and Oil Wells;
- Performing Loans; and
- Bitcoin Mining.

The Company will determine the amount that it will invest in each segment with the goals of diversification, overall performance, and maintaining compliance with regulatory limits. In this manner, the Company believe that the investors who purchase our Class D Membership Interests will hold securities that provide diversification while receiving payment of their Operating Preferred Returns (defined below in "Securities Being Offered and Rights of the Securities of the Company").

Commercial Real Estate

The Company will use the proceeds from this offering to purchase controlling interests in office buildings, industrial buildings and multifamily housing units. The Company will acquire these assets, renovate them as deemed necessary and feasible and then hold and manage these properties until a sale or refinancing is advantageous.

Gas and Oil Wells

The Company will also use proceeds from this offering to purchase interests in existing gas and oil wells that produce oil and gas. A significant portion of the Company's investment in this sector will be made through Bequest Energy Fund I LLC, a company that is managed by the Manager of the Company and wholly owned by the Company.

Performing Loans

The Performing Loan target companies will likely be in the business of acquiring, servicing and managing and selling performing loans including residential real estate mortgage notes, commercial mortgage notes and business loans. These companies will also engage in private lending transactions. The Company's goal will be to earn a high enough return from these companies to pay a significant portion of the Operating Preferred Returns to the Investor Members and otherwise satisfy the Company's operating expenses. A significant portion of the Company's investment in this sector will be made in Bequest Income Fund I LLC, a company that is managed by the Manager of the Company and primarily owned by its affiliates. The Company intends to limit the overall asset value of the Performing Loans to stay within regulatory limits associated with the Company's operations.

Bitcoin Mining

The Company owns and controls Bitcoin mining equipment, which includes hard assets such as computer servers, graphics cards, and other equipment required to perform the calculations necessary for the function of the Bitcoin network. The Company has entered into contractual agreements with companies that utilize the Company's equipment to undertake the Bitcoin mining and utilization of the Company's Bitcoin mining equipment.

Bequest Legacy Fund Manager

Bequest Capital, LLC serves as the manager (the "Manager" or "Bequest Capital") of the Company and Bequest Energy Fund I, LLC ("Bequest Energy Fund"). Bequest Energy Fund is wholly owned by the Company. As the Manager, Bequest Capital has sole responsibility for the day to day management and control of the Company and all day to day aspects of its business, which may involve delegation to other parties. Furthermore, Bequest Capital controls the Company as sole owner of its voting Class C Membership Interests. For a description of the other rights of the Company's Class C Membership Interests, and other outstanding classes of Membership Interests, see "Securities Being Offered and Rights of the Securities of the Company." No Member shall take part in, or interfere in any manner with the management, conduct or control of the business and affairs of the Company and shall not have any right or authority to act for or bind the Company. The Manager shall be elected solely by the Class C Members voting alone as a class. The Class C Members may remove any Manager at any time with or without cause. Accordingly, the Class A, Class B and Class D Members (collectively, the "Investor Members") have no right to elect the Manager and shall have no right to participate in the management of the Company. See also "Risk Factors – The Investor Members have no right to participate in the management of the Company."

Bequest Capital is owned by Martin Saenz and Shawn Muneio, each having 50% controlling interest. Saenz and Muneio each assist in the performance of various roles for the Company with regards to operations, investor relations, business development and finance. For additional information, see "The Manager and Management Fees."

Summary of Management Fees

As the Manager, Bequest Capital is entitled to receive certain fees as compensation. The holders of the Company's Class C Membership Interests have approval authority over the Manager's fees and compensation. For details, see "The Manager and Management Fees" and "Related Party Transactions."

Information about the Company's Assets

Commercial Real Estate

The Company's current plans involve acquisition of a commercial property located at 1258 N. Palm Ave. in Sarasota, FL. The Company has agreed to all terms with the seller, and is securing final financing for the purchase price of $3,880,000. Due to the interruptions caused by hurricane Milton, management is uncertain when closing for the purchase of the building will take place. Once purchased, the Company will be responsible for the operations and leasing of the property.

The property is located in the Downtown Bayfront district of Sarasota. We believe there is market opportunity for generating additional income from this property by improving the occupancy rate with stable, long-term leases.

The Company also currently holds a 40% interest in a joint venture for the management of a data center facility located at 12601 Las Majadas Ranch Road in Raymondville, TX. While the Company only holds a 40% interest in the joint venture, the Company is responsible for the accounting, financing, and back office support for the facility.

The officers of the Company have been acquiring commercial real estate properties and property managing portfolio since 2009. The Manager targets companies holding real estate assets expected to acquire value add properties that need improvements with occupancy, small scale renovations, leasing strategies and property management efficiencies. This strategy typically involves purchasing properties that are underperforming or have significant room for improvement, such as properties with high vacancy rates or lower than market rental rates, occupancy rates anywhere from 50% to 95% occupied. Once acquired, the property is evaluated to identify areas where improvements can be made, such as upgrades to the physical structure, updating amenities or services, improving management or repositioning the property in the market. Our target area for acquisitions is currently the sunbelt region of the U.S. but that area could change over time due to changes in market conditions.

Acquisition Strategy

Our acquisition strategy for Commercial Real Estate focuses on acquiring value-add commercial real estate which includes all types of commercial real estate, with a particular focus on medical office space. To achieve our investment objectives, we identify target companies that generally perform a comprehensive set of key steps, including:

- Market Analysis: We aim to acquire target companies that conduct a comprehensive market analysis to identify areas with high demand for medical office space and limited supply. This analysis generally takes into account factors such as population growth, demographics, and proximity to major hospitals and medical centers.
- Property Analysis: Once potential acquisition targets have been identified, we expect a target company to generally conduct a thorough property analysis to assess the potential for value-add improvements. This includes evaluating the property's physical condition, tenant mix, lease terms, and the potential for upgrades and renovations to increase the property's value.

- Investment Strategy: Based on the market and property analysis, we intend for the target company to generally develop an investment strategy that outlines the potential value-add improvements for each property. For medical office space, this may include upgrades to the building's infrastructure, amenities or services, management practices, and marketing efforts to attract healthcare providers and medical specialties as tenants.
- Execution: We intend to identify target companies that execute an acquisition strategy working closely with property managers, contractors, and other professionals to implement value-add improvements and optimize the property's performance.

Overall, our acquisition strategy for commercial office space involves identifying target companies that we believe generally use a comprehensive understanding of the market, property, and investment potential, as well as careful planning, execution, and ongoing management to ensure we achieve our investment objectives. By following this approach, we aim to generate strong returns for our investors and build a portfolio of high-quality commercial office properties.

Due Diligence Process

During the due diligence process, we expect that a target company will generally focus on the financial, legal, physical, market, title and risk analysis aspects of a property. In terms of the financial aspects, we anticipate that a target company will generally analyze the property's historical financial statements, rent rolls, occupancy rates and other financial documents. For legal, we expect a target company will generally review contracts, leases, zoning regulations and environmental reports. As for physical due diligence, we expect a target company will generally inspect the property's physical condition and key in on any physical issues that may affect valuation and financials. For the market review, we anticipate the target company will generally analyze the local real estate market and the property's competitive landscape. As for a title review, we expect the target company will generally analyze the property's title history, including any liens, judgments or encumbrances on the property. In conclusion, once due diligence has been performed, we expect the target company will generally conduct risk analysis to evaluate the risks associated with the property to determine whether an acquisition makes economic sense.

Property Management

Once the property is acquired, the Manager expects the target company to use a third party property management company to manage the property. We expect the target company will generally carefully vet the local property management team before contracting with them. The goal is to gain an understanding of the property management company's track record with tenant relations, lease management, property maintenance, budgeting and accounting and compliance record with all applicable laws and regulations. We intend the target company to take an initial look at an existing property management company that is working at the property, and then bring in additional property management company candidates to ensure that it is getting an accurate representation of the local market.

Disposition

The disposition strategy for Commercial Real Estate will generally focus on the following key steps:

- Market Analysis: We believe the first step in a target company's successful disposition strategy is to conduct a comprehensive market analysis. This includes an assessment of the demand for medical office space in the market local to the property, as well as the supply of similar properties in such market. We aim for the analysis to take into account factors such as population growth, demographics and proximity to major hospitals and medical centers.
- Property Analysis: Once a decision to sell has been made, we expect a target company to conducts thorough property analysis to identify any potential issues or challenges that may affect the property's value, including among other items, assessing the property's physical condition, tenant mix, lease terms, and the potential for any necessary repairs or improvements.
- Pricing Strategy: Based on the market and our property analysis, we expect a target company to develop a pricing strategy that reflects the property's value and take into account any factors that may affect its marketability. This may involve working with a trusted commercial broker to determine a fair market price based on recent sales of comparable properties.
- Marketing Strategy: To ensure the property reaches its target market, we aim for the target company to develop a marketing strategy that leverages a variety of channels to reach potential buyers, including online listings, print ads, targeted outreach to potential buyers and other tactics to generate interest in the property.
- Negotiation and Closing: Once the potential buyer has been identified, we anticipate negotiations will begin to finalize the sale. This may involve multiple rounds of offers and counteroffers, as well as inspections, appraisals, and other due diligence measures to ensure the property is accurately represented. Once a final agreement has been reached, we expect the closing process can begin, which involves transferring ownership of the property to the buyer.
- Tax Planning: As a value-add medical office building, we expect the disposition strategy to also take into account tax planning opportunities to minimize any tax implications of the sale. This may involve working the fund CPA's and tax advisors to identify potential tax benefits and strategies for maximizing after-tax returns.

Overall, we believe a successful disposition strategy for Commercial Real Estate requires a comprehensive understanding of the market, property and investment potential, as well as careful planning, execution, and ongoing management to ensure the property achieves its maximum value.

Gas and Oil Wells

The Company has the goal of identifying target companies that look to vet and align themselves with specific oil and gas operators operating in the United States market. Through these strategic partnerships, we expect the target companies to seek to acquire ownership of oil and gas assets, including mineral rights, leases, production facilities and related infrastructure. Overall, the Company anticipates that the funds it devotes to this segment will be used to purchase existing well production . The Company expects the operators we partner with will utilize a diverse mix of oil production methods, including conventional drilling, hydraulic fracturing (fracking) and enhanced oil recovery techniques such as CO_2 injection. The Company expects a majority of oil production will come from conventional drilling methods, which involve drilling a vertical well into a reservoir rock layer containing oil and gas. We intend that the operators that a target company will look to partner with will have extensive experience in fracking, which has become an increasingly important method of oil production. This technique involves injecting a mixture of water, sand and chemicals into shale rock formations to release oil and gas trapped within. The Company expects the target company will also be using enhanced oil recovery techniques, which may involve injecting various substances into oil reservoirs to increase production. The current targeted locations for acquisitions is Oklahoma and Texas but that strategy could change over time due to changes in market conditions.

Alliances

Through these strategic partnerships, the Company expects target companies to generally align themselves with brokers, geologists, engineers and other professionals who can provide valuable insight into the market and help identify potential assets. We anticipate that these partnerships will conduct extensive review of an asset's geology, reserves, production history and legal status to identify potential risks or issues that could affect the target company's investment.

Acquisition Strategy

The Company expects a target company will generally consider various acquisition strategies such as purchasing existing production, drilling new wells or acquiring mineral rights. We believe this diversification move will help us find the best deals and maximize our return on investment. We believe one strategy is to work with various oil and gas brokers that source deal flow from the marketplace.

Exit Strategy

We anticipate that a target company will generally look to hold oil and gas assets for a 3 to 10 year time period depending on the specifics of the project. We expect a target company will generally exit each project with the assistance of oil and gas brokers that list and sell operations on the secondary market. We believe there are many companies that specialize in buying and selling oil wells, as well as brokers who help facilitate these transactions. We believe the price of an oil well on the secondary market will depend on a variety of factors, including the size and productivity of the well, the price of oil at the time of the sale. We expect that buyers will also consider the potential for future production and the cost of maintaining and operating the well.

The secondary market for oil wells can be volatile and prices can fluctuate rapidly depending on market conditions. Nevertheless, we believe the market is very active and many potential investors and companies will be interested in buying our wells as we exit from these investments.

Performing Loans

In addition to physical assets and properties, we also deploy capital to the acquisition of performing loans. The amount deployed is consistent with our strategy of diversification, and to stay within regulatory limits. As of December 31, 2024, we recorded performing loan assets of $495,711.

Residential Notes – Niche Market

Residential mortgage notes are deemed non-performing if the borrower has failed to make payments for at least 90 days. Residential mortgage notes are deemed re-performing if the borrower has returned to current payment status under the note for a period of at least six months and are deemed performing if the borrower has returned to current payment status under the note for a period of at least twelve months. We expect that re-performing notes will generally have higher valuations than non-performing notes of the same principal balance but lower valuations than performing notes of the same principal balance.

The Company seeks to invest in target companies that it believes will focus their business on the purchase of re-performing or performing notes. In acquiring and managing performing notes, we believe there are generally four stages of operations prior to liquidating the note. These four stages are as follows:

Administration

In our view, this stage involves sending all new loans purchased to a licensed independent loan servicing company via an application process. Once an application is submitted and approved, we anticipate that the target company will send the required legal notices to the homeowner of the property underlying the note. We also expect the target company to review collateral files and an accounting of the note, and record the note assignment, the instrument transferring title to the note from the selling company to the target company, in all of the proper jurisdictions.

Risk Management

Subsequent to completion of the Administration Stage, we expect the target company to begin to assess the risks associated with holding the note. We believe this process involves review of the status of senior liens on the underlying property in the case of second liens, as well as the tax and insurance status of the underlying property and a search for any special liens or other title issues that could impact the target company's collateral position with regards to the note. We anticipate experiencing a default rate of no more than 10% among these performing notes. When defaults occur, we expect the target company's management to employ their expertise in working out or modifying non-performing notes with the intention of returning these borrowers' loans to good standing.

Borrower Management

We expect the majority of the Borrower Management to be handled by the loan servicing company, for example FCI Lender Services, Inc., unless the loan returns to non-performing status. In the event a note returns to non-performing status, then we expect the target company to follow up with the borrower to assess the homeowner's intentions and determine the best course of action. We anticipate the target company to assess the status of the homeowner, which can range from cooperating to hostile, from unlocatable to deceased. We also expect the target company to assess the individual's financial status to determine proximity to bankruptcy. If the borrower is not a pending bankruptcy and is willing to cooperate, then we expect the target company to assess the homeowner's intentions and design a mutually beneficial plan to work with the homeowner. If the borrower is in bankruptcy, then we expect the target company to either coordinate with the bankruptcy trustee to ensure payment of proceeds with legal action to remove borrower from bankruptcy and to ensure payment. If the note was purchased from a company that provides a warranty of performance, then we expect the target company will work with such company to perform these tasks with the Borrower.

Implementing Exit Strategies

We plan for the target company to derive its revenue from a number of exit strategies. We believe its primary exit strategy is to hold the note and collect payments until the note is re-sold or cashed out by the borrower. Depending on the cash-flow and/or market value of the note at that time, we expect the target company will decide to continue to hold and service the note or to sell the note to a third party. We anticipate that revenue may entail partial payments then full payments over time, full payments with arrears paid upon exit, discounted or short-term payment of arrears today plus monthly payments, and numerous combinations thereof. Another exit strategy we anticipate is to refinance the note. We anticipate that the target company may offer seller assistance in situations where the homeowner is cooperative due to a shared equity plan and permits the homeowner to stay rent-free until the note is sold. We intend for the target company to derive its revenue by purchasing the note at a discount, then selling the note at market value, which we believe should be a premium to the original purchase price.

Note Acquisition Strategy

We intend for target companies to approach the loan originators, servicers and wholesale note sellers in its network regarding the purchase of non-performing, re-performing and performing notes. We believe a target company should be continuously networking throughout the lending community to develop and extend its relationships with wholesalers, loan service companies, originators, and other sources of notes. Once a note source aggregates some notes, we expect the target company to review these notes and conducts its due diligence review on the underlying properties. Upon completion of this due diligence review, we intend for the target company to identify the notes that it wishes to purchase and completes these purchases. Upon receiving title to the notes, we expect the target company to complete the appropriate documents to record the assignments of mortgage in each jurisdiction in order to perfect its security interest in the properties.

Private Real Estate Loans

We expect that target companies will likely also complete private lending transactions to third parties who will use these loans to purchase real estate or pools of mortgage notes. We anticipate these loans will be an aggregate of approximately $5,000,000 at any time and will have a maximum loan to value ratio of 65%. The Company seeks to charge a loan origination or similar fee ranging from 3-8% and generally seeks to obtain an interest rate ranging from 10-16% per annum on these loans. We expect that these loans will be documented by a promissory note with a term of one year or less issued to the target company and will be secured by a first, second or third lien mortgage on the purchased real estate and commercial guaranty, confession of judgment (where applicable), personal guaranty and assignment of rents granted to the target company. We intend for the target company to also be named as an insured party in any insurance policy, insuring the real estate that is the subject of the mortgage. In our view, due to the large proliferation of residential rehabilitation projects occurring in the United States, there is a significant opportunity to participate in these transactions on a short-term basis and in a manner that generates a return for the target company and its Members. Accordingly, we anticipate that these loans will be targeted as shorter-term opportunities when the target company has cash on hand that is not deployed on larger purchases of residential notes. For loans to note purchasers, we expect that a target company may selectively acquire notes that enter re-performing or performing status in exchange for forgiveness of the loans extended.

Business Loans

We expect that a target company will work with its network of business brokers to locate business notes to purchase. In our view, many business sales involve some form of seller financing, and we believe that is a largely untapped market. If a target company pursues this type of loan, we expect that it will evaluate the borrower, its business operations, business assets, strength of personal guarantees and collateral possibilities in order to assess the creditworthiness and valuation of these loans.

Bitcoin Mining

The Company's Bitcoin mining operations are conducted through its wholly owned subsidiary, Bequest Energy Fund. As at December 31, 2023, the Company owned Bitcoin mining equipment, held by Bequest Energy Fund, with an asset value of $1,252,364. In May 2024, Bequest Energy Fund acquired a Bitmain Antminer S21 for an additional $543,000.

The Company has leased its mining equipment to two Bitcoin mining companies through Bequest Energy Fund (see below). These other companies have operations in Florence, Alabama, Tomball, Texas and Raymondville, Texas.

Bitcoin mining revenue represents the income earned from the successful validation of transaction on the bitcoin network, which is recorded in accordance with ASC 606, Revenue from contracts with customers.

The transaction consideration the Company earns is all variable since it is dependent on the daily computing power provided to the Company. The Company's Bitcoins earned through the contractual payout formula is not known until the Company's computational hash rate contributed over the daily measurement period is fulfilled over-time daily between midnight-to-midnight UTC time. The Company's proportionate amount of the global network transaction fee rewards earned are calculated at the end of each transactional day (midnight to midnight). There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

Digital assets are classified in the consolidated balance sheet as current assets and are considered an intangible asset with an indefinite useful life. Although indefinite-lived intangible assets are generally considered noncurrent assets, the Company classifies its digital assets as current assets because the Company expects to realize the cash flows associated with such assets within a year. The cryptocurrency awards it earns are regularly converted into U.S. dollars, without limitations or restrictions, to support the Company's ongoing operations in the normal course of business. Digital assets are recorded at cost less any impairments. Bitcoin is the only cryptocurrency the Company mines or holds. In our view, Bitcoin is highly liquid, fungible and readily converted into U.S. dollars similar to the Company's cash and cash equivalents. See also "Risk Factors – Risks Related to Bitcoin."

<u>Bitcoin Mining Operations</u>

Bequest Energy Fund has entered into two separate agreements with (i) Celestial Mining Management, LLC ("Celestial") and (ii) Blockchain Tek, LLC ("Blockchain Tek") regarding Bequest Energy Fund's Bitcoin operations. The Company has entered into a third agreement with Bentaus, LLC for the construction of a data center in Raymondville, Texas. Currently, the Bitcoin mining operations are located in Alabama and Texas.

Celestial Operating and Management Agreement

Under the terms of this agreement, dated October 11, 2023, Celestial will develop a business plan, budget and financial model, including identification of KPI's and ROI calculations, for Bitcoin mining operations, and then develop a deployment and operating plan, which includes securing a location and equipment. Under this agreement, Bequest Energy Fund is to make an initial capital contribution of $500,000 up to a total of $5,000,000 for the purposes of paying costs, expenses cost of services, fees and all other costs established in the budget. Additionally, Bequest Energy Fund will pay Celestial management fees, which include a one-time $10,000 payment, and on a monthly basis (a) $2,400 per megawatt of energy made available to Bequest Energy Fund as a result of the Bitcoin mining program up to an amount not to exceed the greater of (i) $10,000 per month or (ii) an amount equal to one-twelfth (1/12) of two and a half percent (2.5%) of total Capital Contributions made to date per month; and (b) on a monthly basis, Bitcoin with a value equal to: (i) twenty percent (20%) of the container EBITDA for each container of the Bitcoin mining program calculated on a monthly basis until Bequest Energy Fund has received an aggregate amount of Bitcoin equal in value to the actual amount of capital contribution made by Bequest Energy Fund for a container and (ii) thirty-five percent (35%) of the container EBITDA calculated on a monthly basis for each month for any container for which Bequest Energy Fund has received Bitcoin payments equal to or greater than the amount of Bequest Energy Fund's capital contribution.

Celestial may terminate the agreement any time after five years from the date of commencement of by giving at least 120-days written notice, upon Bequest Energy Fund failing to provide adequate funds to cover costs, expenses and fees or failing to provide required capital contributions, or upon the bankruptcy or dissolution of Bequest Energy Fund. Bequest Energy Fund may terminate the agreement upon bankruptcy or dissolution of Celestial or upon failure of Celestial to cure a material breach within 30 days. Bequest Energy Fund may also terminate the agreement if, beginning after the first twelve months under the agreement, the average cumulative annualized EBITDA for all containers falls below 15% for any consecutive six-month period.

Blockchain Tek Hosting Contract

Under this agreement, dated July 1, 2024, Blockchain Tek will operate Bequest Energy Fund's Bitcoin mining equipment during off-peak hours in Florence, Alabama. Bequest Energy Fund is responsible for paying Prepaid Charges of $105,192 as security, unless waived by Blockchain Tek. Bequest Energy Fund is responsible paying the service rate of $0.041 plus the Fuel Rider Charge, per kilowatt hour, and for costs of shipping, maintenance and repair of equipment. Under the agreement, Bequest Energy Fund will be obligated to provide new ASIC miners, which we estimate will be an expense of approximately $1 million.

After the initial minimum term expires on June 20, 2026, the agreement automatically renews for six-month periods unless advance notice is given by one of the parties. Bequest Energy Fund also has the right to terminate the agreement by providing notice prior to the first day of each calendar month in which the Fuel Rider Charge exceeds a certain threshold agreed to by the parties. In that event, the agreement automatically terminates on the last day of such calendar month in which the Fuel Rider charge exceeds the previously agreed to threshold amount.

The Company's Joint Venture with Bentaus, LLC

Under the joint venture operating agreement, dated May 2, 2024, the Company and Bentaus, LLC ("Bentaus") have agreed that Bentaus will create, develop, assemble and construct a data center facility for the purposes of high-performance compute and hosting services. The Company has a 40% ownership interest, Bentaus has 40% ownership interest, and TPX TX LLC, a company affiliated with Bentaus, has a 20% ownership interest in the joint venture respectively. Capital contributions will be made commensurate with ownership interest. An officer of Bentaus has been designated as Manager under the operating agreement, and has the responsibility and authority to manage, control, administer and operate the business and affairs of the Bentaus operations. The Company has the obligation to reimburse the Manager for expenses incurred for goods, materials, and services. The Bentaus operating agreement dissolves upon the vote of Manager and of the members holding an aggregate of at least 50% of the membership interests, or upon judicial dissolution, sale of all or substantially all of the assets or other event of dissolution specified in the Articles of formation. See also "Risk Factors – The Company holds a minority interest in a joint venture involving the construction and management of a data center facility."

Other Properties

The Company presently occupies 5,000 square feet at an approximate rental rate of $13,564 per month. The Manager will pay the Company's portion of this expense from the fees it collects from the Company.

Market

As described above, the Company has the goal of pursuing both accredited and non-accredited investors. The Company's focus has been local, but it seeks to achieve a more national profile through its crowdfunding raise.

Employees

The Manager employs five team members for the Company who are part time employees.

Intellectual Property

The Company does not have any intellectual property.

Litigation

The Company is not involved in any legal proceedings, and its management is not aware of any pending or threatened legal actions. From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. For example, the Company's business plan may require it to commence foreclosure proceedings against homeowners whose loans the Company purchases. Many of these proceedings will settle and result in a modification of the underlying loan. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

The Company has a limited operating history. The Company was formed in February 2023 and began operations on March 1, 2023. It has a very limited operating history on which subscribers can evaluate making an investment decision. Accordingly, there can be no assurance that the Company will be able to continue to implement its business plan or ever generate any substantial net profits.

The Company is an early-stage venture that has limited funds and a very limited ability to obtain bank financing. The Company is an early-stage venture which presently has extremely limited funds. The Company is seeking to raise up to $5,000,000 in this Offering to expand its operations and to finance acquisitions of assets with a focus on Commercial Real Estate, Gas and Oil Wells, Performing Loans, and Bitcoin mining. There is no assurance that such amount of financing will be sufficient for the Company's purposes, or that, if the Company needs additional funds, debt or equity financing will be available on favorable terms or at all. We have no existing bank lines of credit and have not established any definitive sources for additional financing. Failure to obtain such additional financing on acceptable terms when needed could restrict the Company's ability to implement its business plan.

Our success will be largely dependent upon our Manager and officers. Our success will be largely dependent upon the continued involvement of the Manager and officers of the Company, particularly Martin Saenz and Shawn Muneio. The loss of the services of these individuals could have a material adverse effect on the implementation of the Company's business plan. If the Company loses the services of the Manager or one or more officers or key employees, it would need to devote substantial resources to finding replacements, and until replacements were found, it would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on the Company's business. Although Mr. Saenz and Mr. Muneio are each owners of the Class C Member, it is possible that one or more of the officers will terminate his or her relationship with the Company. Although Mr. Saenz and Mr. Muneio have limited experience managing a portfolio of Performing Loans, Commercial Real Estate and Gas and Oil Wells, their understanding of this business will be crucial to the Company's success. Although the Company believes that it would be able to locate a suitable replacement for each of Mr. Saenz and Mr. Muneio or any of its key employees, it may not be able to do so.

The Investor Members have no right to participate in the management of the Company. Except as described below, under the Operating Agreement, Members have no right to participate in the management of the Company. The Class C Members control Bequest Capital, LLC, which serves as Manager of the Company. Class A, B and D Members have no right to participate in the management of the Company. The management of the business and affairs of the Company will be vested exclusively in the Manager and an Investor will have no right to participate in many decisions which may materially affect the value of his, her or its investment. Moreover, the Operating Agreement provides the Class C Members with the exclusive right to appoint the Manager and to replace the Manager involuntarily. Accordingly, a subscriber should not purchase any Class D Membership Interests unless the subscriber is willing to entrust all aspects of the management of the Company to the Manager and with the knowledge that only Class C Members may assert any influence or control over the Manager.

There is only one event for which investors in this offering may have the right to vote and participate in the management of the Company. In the event, the Company has not paid a Preferred Return (defined as a cash payment equal to 11%, 10% and 8% per annum of Adjusted Capital Contributions for Class A Members, Class B Members and Class D Members, respectively) after its due date, Class A, B and D Members will be entitled to vote on any particular investment position or asset, and the Manager and Class C Members will be obligated to take the action as requested by the Class A, B and D Members. Certain Class A Members are affiliates of the Company and its Manager, and will be entitled to vote alongside the Class B and D Members. See also "Related Party Transactions."

Class C Members approve the fees to be paid to the Manager. Holders of Class C Membership Interests have the right to approve the fees to be paid to the Manager, who is also the sole holder of the Company's Class C voting Membership Interests. Accordingly, Class C Members may decide compensation for the Manager and Class C Members that may not align with the interests of the Class A, Class B and Class D Members.

The Company will automatically liquidate in seven years. Under the terms of its Operating Agreement, the Company will begin the process of winding down on March 22, 2030, which is seven years after receipt of its first capital contribution. The Company may also dissolve upon the vote of the Manager and a majority of the Class C Membership Interests.

The Company could face significant competition in implementing its business plan. The note purchasing business, commercial real estate industry and gas and oil industries are each highly competitive. While the Company will primarily make investments in companies that operate in these industries, the present and potential competitors of these companies may be significantly larger and may have, or may be able to obtain, greater financial resources than the Company. Consequently, there can be no assurance that the companies that the Company invests in will not encounter increased competition that could limit the Company's ability to implement its business plan. Such increased competition could materially adversely affect the Company's operating results and reduce the amount of cash that the Company has available to distribute to its Investor Members.

The Manager and Investors will have potential conflicts of interest with regards to other businesses which they own and operate. The Manager and officers are required to devote only so much of its time to the business of the Company as each, in his or its sole judgment, determines to be reasonably necessary, and neither it nor any of the officers it appoints are restricted from engaging in other activities, even if they are competitive with the Company. The Officers of the Company have a beneficial interest in the Manager, and therefore, the Class C Membership Interests. Each of these officers is or may become a principal in other companies that participate in the real estate investment business and may establish or purchase additional companies that will participate in the note purchasing business or other related aspects of the real estate business. For example, the Manager and its affiliates own and operate Bequest Capital Fund, I, LLC, Bequest Funds, LLC, Bequest Equity Fund V, LLC, Bequest Equity Fund VI, LLC, Bequest Income Fund I, LLC, Bequest Energy Fund I, LLC, NDF1, LLC, Lighted Signs Direct, Inc., MAK Business Resources, LLC, 2nd Chance Funding, LLC, New Day Funding, LLC and STM Properties, LLC, businesses that operate in some of the same segments as the Company, and that these individuals intend to form similar businesses in the future. In addition, the Company intends to invest a substantial portion of the net proceeds of this Offering in Bequest Income Fund I, LLC, Bequest Equity Fund VI, LLC and Bequest Equity Fund I, LLC, all companies owned or operated by the Manager and its affiliates. Accordingly, the Company will be subject to various conflicts of interest arising out of these activities. Such conflicts may involve arrangements between the Company and the officers or Class C Members which are established by the Manager and may not be the result of arm's length negotiations

There is a limitation on the personal liability of the Manager and the Class C Members of the Company, and these individuals are eligible for receiving indemnification from the Company for expenses or losses that they incur while providing services on behalf of the Company. The Operating Agreement provides that the Manager and the Class C Members will not be liable to the Company or the other Investors for any act, omission or decision performed or omitted by them, provided such act, omission or decision was in good faith and without intent to defraud the Company and did not constitute a breach of any provision of the Operating Agreement. In addition, the Operating Agreement provides for indemnification by the Company of the Manager and Class C Members against liability resulting from any of such acts or omissions, except for those involving the Manager's or Class C Member's willful misconduct or recklessness. As a result, purchasers of the Class D Membership Interests may have a more limited right of action against the Manager or Class C Members than they would have absent such provisions.

The Company could be subject to political, economic, climate and force majeure risks. The Company is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the underwear and wellness industries. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics and pandemics (such as COVID-19), demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

Tax and Investment Regulatory Risk

Bequest Legacy Fund may become subject to the requirements of the Investment Company Act of 1940, which would limit its business operations and require it to spend significant resources to comply with such Act. The Investment Company Act of 1940 (the "Investment Company Act") defines an "investment company" as an issuer that is engaged in the business of investing, reinvesting, owning, holding or trading in securities and owns investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the federal government. While we believe that a reasonable investor would not conclude that we are engaged primarily in investing in securities based on our plan of acquiring, investing in, and managing real estate, oil and gas and Bitcoin mining assets, if the Securities and Exchange Commission (the "SEC"), court or other government authority were to conclude otherwise, we may be required to demonstrate the availability of an exemption from the Investment Company Act. While the Investment Company Act also has several exclusions and exceptions that we would seek to rely upon to avoid being deemed an investment company, our undertaking of this offering under Regulation Crowdfunding would make those exclusions or exemptions unavailable to us. For example, investment companies that fail to register under the Investment Company Act are prohibited from conducting business in interstate commerce, which includes selling securities or entering into other contracts in interstate commerce. Section 47(b) of the Investment Company Act provides that a contract made, or whose performance involves, a violation of the Investment Company Act is unenforceable by either party unless a court finds that enforcement would produce a more equitable result than non-enforcement. Similarly, a court may not deny rescission to any party seeking to rescind a contract that violates the Investment Company Act, unless the court finds that denial of rescission would produce a more equitable result than granting rescission.

Rule 3a-2 of the Investment Company Act provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act provided the issuer has the requisite intent to be engaged in a non-investment business, evidenced by the issuer's business activities and an appropriate resolution of the issuer's manager, within one year from the commencement of the earlier of (1) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the value of such issuer's total assets on either a consolidated or unconsolidated basis, or (2) the date on which an issuer owns or proposes to acquire investment securities (as defined in section 3(a) of the Act) having a value exceeding 40% of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. Our financial statements, which were prepared based on our fiscal year ended December 31, 2023, show that Bequest Legacy Fund 1, LLC became an inadvertent or transient investment company. We believe subsequent acquisitions of assets by Bequest Legacy Fund 1, LLC that are not investment securities during 2024 demonstrate the intent of Bequest Legacy Fund 1, LLC to be engaged in a non-investment business and meet the requirements of Rule 3a-2 of the Investment Company Act. However, in the event the SEC takes the view that Bequest Legacy Fund 1, LLC fails to meet the requirements of the transient investment company exemption under Rule 3a-2 of the Investment Company Act, then we will be required to register as an investment company with the SEC.

The ramifications of becoming an investment company, both in terms of the restrictions it would have on our company and the cost of compliance, would be significant. For example, in addition to expenses related to initially registering as an investment company, the Investment Company Act also imposes various restrictions with regard to our ability to enter into affiliated transactions, the diversification of our assets and our ability to borrow money. If we became subject to the Investment Company Act at some point in the future, our ability to continue pursuing our business plan would be severely limited.

Bequest Legacy Fund may also be required to comply with state registration requirements for Investment Advisors. Though the Manager does not intend to register under the Investment Advisers Act of 1940 (the "Investment Advisers Act"), it may be required to register under one or more state investment adviser acts ("State Adviser Acts"). State Advisers Acts are similar to the Investment Advisers Act, but generally apply to investment advisers that are not subject to the Investment Advisers Act because of the amount of AUM (assets under management) or other exemptions from registration. The Manager intends to seek exemptions from such registration where possible. If the Manager does have to register under one or more State Advisers Acts, such registration may create administrative and financial burdens on the Manager.

The Company is a limited liability company which means that Unit holders' individual taxes may be impacted by accounting and tax events affecting the Company. As holders of Class D Membership Interests issued by the Company, investors will become members of the Company and any gains, losses or tax implications will inure to each investor on an individual basis. As a result, Unit holders will be required to report their share of the Company's income from any Preferred Return or Redemption payment on their income tax returns without regard to whether they have received cash or in-kind distributions. Consequently, holders of Class D Membership Interests may be liable for income taxes on income allocated to them in a given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of the Company's taxable income using cash from other sources.

Additionally, in the event the Company's income tax returns are audited by the IRS, the tax treatment of the Company's income and deductions is determined at the partnership level in a single proceeding rather than by individual audits of the holders of the Class D Membership Interests. Such an audit by the IRS could result in adjustments to the Company's income tax returns and potentially subject holders of Class D Membership Interests to additional tax, interest and penalties, including incremental accounting and legal expenses. Moreover, an audit of the Company's income tax returns could lead to audits of the individual returns of the holders of Class D Membership Interests and result in adjustments and additional tax with respect to non-Company items.

In addition to potential tax liabilities, Investors should be sure to consult their advisors with respect to other types of tax implications and risk of penalties if investing through investment vehicles instead of using cash. Investors who may choose to invest in the Company through an Individual Retirement Account, certain types of employee benefit plans (such as those subject to ERISA), or other types of investment accounts that may be subject to limitations on the type of investment, or how capital gains are treated under U.S. federal tax laws or state tax laws, should consult tax and other investment advisors prior to investing in the Company.

Even if an Investor is investing cash in the Company, the consequences of investments in a limited liability company and potential tax or other consequences may be affected by a particular circumstance affecting the individual investor, and it is recommended that each investor consult his or her tax advisor before investing in the Company.

Performing Loans Risks

A target company may not be able to resell residential real estate mortgage notes or underlying real property when it wants or needs to do so. In order to raise additional funds or to realize profits, a target company may sell residential mortgage notes or underlying real property that it owns as a result of foreclosures. A target company may not be able to sell these notes or properties when it wants to or at a valuation that it deems desirable. If the target company is not able to re-sell these mortgage notes or properties when it wants to or at a valuation that it deems desirable, then it may not be able to raise the funds it needs to generate any net profits or to pay any distributions to its investors.

If the real estate purchasers and developers default on a loan extended by a target company, and the market value of real estate in the respective geographic area where these properties are located declines, then the target company may not be able to recover all or a substantial amount of the loan and it will be more difficult for the target company to pay Preferred Returns to the Investors or to redeem their Membership Interests after the optional redemption dates. When a target company extends loans to real estate purchasers or developers, the amount of these loans or the purchase price of these properties will likely be substantially higher than the purchase price of a residential real estate mortgage note. Accordingly, each of these loans could be more difficult to recover full value on than the purchase of any real estate note or pool of real estate notes with equal value. In the event that any of these loans default and the market value of real estate in the respective geographic area where these properties are located declines, then the target company may not be able to recover all or a substantial amount of the loan, which may make it more difficult to pay Preferred Returns to the Investors or to redeem the Class D Membership Interests after the optional redemption date.

If the underlying business of the loans that a target company purchases are not successful, then the target company may not be repaid on its loans in a timely manner or at all. When a target company purchases a seller financing note from the seller of a business, it becomes reliant on the operations of the underlying business to generate sufficient funds to allow the purchaser of the business to repay the loan in a timely manner. If the underlying business is not successful or the purchaser is unable to successfully operate the business, then the Company may not receive its loan payments in a timely manner, or at all, which may make it more difficult to pay Preferred Returns to the Investors or to redeem the Class D Membership Interests after the optional redemption date.

If sellers of residential real estate mortgage notes do not provide the target company with appropriate documentation to support the chain of title showing ownership of the notes it purchases from them, then the target company will not be able to recognize the full value of these notes. When a target company purchases residential real estate mortgage notes, it does not always receive the full documentation of the mortgage loan at the closing of the sale. There are occasions where, when it receives this documentation, the target company realizes that a loan does not have the lien position or security interest that the seller represented that it had or that the Company does not have proper title to the loan. While a target company can use the legal system to try to recover funds from the seller, in many situations, the target company will lose the funds that it paid to the seller in these transactions.

The companies that a target company will likely Invest in or lend money to are early-stage companies that are subject to all the risks which the Company presently faces. All of the companies that a target company will likely invest in or lend money to are early- stage companies that operate in the distressed real estate mortgage loan industry. As such, they are each subject to all of the risks that the Company presently faces. In addition, due to their smaller size and relative lack of experience in comparison to the Company, these companies may face an even higher degree of risk. Although the target companies will likely negotiate contractual protections covering these investments, there can be no assurance that these protections will ensure that the target company does not lose some or all of the funds that it invests in these companies. If a target company were to lose some or all of the funds that it invests in any of these companies, it could have a material adverse effect on its ability to pay Preferred Returns to the Investors or to redeem the Class D Membership Interests after the optional redemption date.

If the geographic regions in which a target company purchases assets experience economic downturns or substantial economic events, then the value of the target company's assets may decline and it will be more difficult for the target company to pay Preferred Returns to the Investors or to redeem the Class D Membership Interests after the optional redemption dates. If the geographic regions in which a target company purchases assets experience economic downturns or substantial economic events, then the value of the target company's assets may decline and it will be more difficult for the target company to pay Preferred Returns to the Investors or to redeem the Class D Membership Interests after the optional redemption dates.

Changes in regulations can adversely affect a target company's ability to purchase and own-performing residential real estate notes. States and local jurisdictions may implement statutes or regulations that make it more difficult or expensive for the target company to purchase and own residential real estate mortgage loans, to service residential real estate mortgage loans, or to foreclose on the underlying real estate properties in these jurisdictions. If these statutes or regulations are implemented, then the target company may not be able to purchase a sufficient amount of residential real estate mortgage loans at desirable prices to be able to satisfy its obligations to repay capital contributions to the Investors.

Commercial Real Estate Risks

The Commercial Real Estate target companies that the Company invests in will generally be subject to the following risks:

Most target companies have not identified a significant number of specific properties that they intend to purchase and may not be able to purchase a significant number of properties to enable them to fully implement their business plans. Most target companies do not have a significant number of real properties or a strong pipeline of properties on which it can make bids. If a target company is unable to locate a sufficient volume of properties that it deems qualified for purchase, then it may be unable to pay the preferred returns to the Company as they come due or redeem the investments of the Company upon exercise of the redemption rights.

If the properties that a target company purchases are unprofitable, and the market value of real estate in the respective geographic area where these properties are located declines, then the target company may not be able to recover all or a substantial amount of the purchase price paid for the real property and it will be more difficult for the target company to make distributions to the Company or to redeem the Company's investments after the optional redemption dates. When a target company purchases real estate, the purchase price of each property will likely be substantial. Accordingly, each of these real estate deals could be difficult to recover full value on. In the event that any of these properties turn out to be unprofitable, and the market value of real estate in the respective geographic area where these properties are located declines, then the target company may not be able to recover all or a substantial amount of the price paid for such real property, which may make it more difficult to make distributions to the Company or to redeem the Company's investment after the optional redemption dates.

A target company may not be able to resell residential real property when it wants or needs to do so. In order to raise additional funds or to realize profits, a target company may sell residential real property that it owns. A target company may not be able to sell these properties when it wants to or at a valuation that it deems desirable. If the target company is not able to re-sell these properties when it wants to or at a valuation that it deems desirable, then it may not be able to raise the funds it needs to generate any net profits or to pay any distributions to the Company.

Investments in office buildings and commercial properties will expose a target company to unique risks. Investments in office buildings and commercial properties involve certain unique risks. Office buildings are particularly vulnerable to the risks that the population levels, economic conditions or employment conditions may decline the surrounding geographic area. Any of these changes likely would have an adverse impact on the size or affluence of the tenant population in the area and a negative impact on the occupancy rates, rent levels and property values of apartment complexes in the area. Unlike many other types of real estate investments, office complexes do not have tenants occupying large portions of the property whose lease payments provide reliable sources of income for extended lease terms. Instead, office complexes typically have individual commercial tenants with limited net worth and with lease terms that are typically for three years or less. Office buildings generally experience frequent tenant turnover due to factors such as cash flow constraints, new competition in the area, and changes in the tenants' economic status. In addition to continuously needing to replace vacating tenants, tenant turnover at office complexes causes the property owner to incur significant rehabilitation and maintenance costs to prepare units for new tenants.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in reduced rentals at these properties. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the company's cash flows and the return on investment. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the company pays for coverage against property and casualty claims. Additionally, to the extent the company finances the acquisition of a property, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit the company's ability to finance or refinance its properties if so required. In such instances, the company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The company may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the company may establish, the company has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent the company must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

A target company's ownership or operation of multifamily/residential properties will expose it to risks. The value and successful operation of multifamily and/or residential property may be affected by a number of factors, such as the location of the property, the ability of management to provide adequate maintenance and insurance, the types of services provided by the property, the level of mortgage rates, the presence of competing properties, the relocation of tenants to new projects with better amenities, adverse economic conditions in the locale, the amount of rent charged, and the oversupply of units due to new construction. In addition, ownership or operation of multifamily/residential properties will expose the target company to governmental regulations and restrictions, particularly the need to comply with municipal building codes and to obtain licenses and permits thereunder and changes in applicable laws and regulations (including tax laws); adverse changes in local market conditions, population trends, neighborhood values, community conditions, general regional and local economic conditions, local employment conditions and unemployment rates, interest rates and real estate tax rates; changes in fiscal policies; and uninsured losses and other risks that are beyond the control of the Manager. In addition, real estate is subject to long-term cyclical trends that give rise to significant fluctuation and cycles in real estate values. There is no assurance that a target company will be able to renovate, lease or sell any of its real estate properties as projected, which could have an adverse effect on the target company's ability to make distributions or to redeem the Company's investment after the optional redemption dates.

A target company's ownership or operation of single tenant properties will expose it to risks. Certain properties held by a target company may be occupied by only one tenant or derive a majority of their rental income from one tenant. The success of such properties will thereby be materially dependent on the financial stability of such tenants. In the event of a default by any such tenant, the target company may experience delays in enforcing its legal rights and may incur substantial costs in protecting its investment and re-letting the property. If a single tenant lease is terminated or an existing tenant elect not to renew a lease upon its expiration, there is no assurance that the target company will be able to lease the property at all, or for the rent previously received, or to sell the property without incurring a loss. The target company will continue to incur and have responsibility to pay all expenses associated with such property regardless of whether or not it is able to locate a new tenant and re-let the property. Accordingly, such tenant defaults or lease terminations will have a material adverse effect on the target company's business.

In many of its real estate projects, a target company will be dependent on the performance of property managers. In many instances where a target company purchases or invests in commercial or residential real estate projects, either it or its joint venture partners will hire a property manager to supervise daily operations at the property. As such, the performance of the property will be highly dependent on the skills and continued performance of these property managers. If a property manager is not capable of managing a project, the target company or its joint venture partners may not discover this fact for months, which could lead to unexpected losses. In addition, if a skilled property manager terminates his relationship with the project, then the target company may not be able to find a suitable replacement in a timely manner. Any delay in replacing a property manager can lead to increased losses incurred on the project.

Lawsuits may arise between the company and its tenants resulting in lower cash distributions to investors. Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the company and a tenant it is likely that the company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

Our business may be adversely affected by the regulatory environment in which we operate and by governmental policies. The regulatory environment applicable to our business is always changing, both at a federal level and at the state level. The level of regulation and supervision to which we are subject varies from jurisdiction to jurisdiction and based on the type of business activities that we conduct. In general, compliance with applicable law and regulations is costly because of the required new processes, forms, controls and additional infrastructure required to comply with the new requirements. Any failure to comply with these laws and regulations could result in significant statutory civil and criminal penalties, monetary damages, attorneys' fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships. This could have an adverse effect on the overall return on your investment in this Offering.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company's investors. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us renting the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to Members.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions. Each Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the company's net income and the amount of cash available for distributions to investors.

The real estate industry is subject to a wide variety of risks, any of which may adversely affect a target company's ability to implement its business plan. A target company may invest directly in real estate. The direct ownership of real estate is subject to many risks including, but not limited to: declines in the value of real estate, general and local economic conditions, unavailability of mortgage funds, overbuilding, extended vacancies of properties, increased competition, increases in property taxes and operating expenses, changes in zoning laws, losses due to costs of cleaning up environmental problems, liability to third parties for damages resulting from environmental problems, casualty or condemnation losses, changes in neighborhood values and the appeal of properties to buyers or tenants, and changes in interest rates. An economic downturn could have a material adverse effect on the real estate markets, which in turn could result in the target company not achieving its investment objectives.

Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws, interest rate levels and the availability of financing. The performance of the economy in each of the regions in which the real estate owned by a target company is located will impact the income from such properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of certain properties. The occurrence of any of these events could have a material adverse effect on the results of operations and cash flow of the Company.

Real estate development projects are subject to a wide variety of risks, any of which may adversely affect a target company's ability to implement its business plan. As a target company may invest or participate in real estate development projects, it will be subject to the risks normally associated with development activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks beyond the control of the target company, such as adverse weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the financial condition and results of operations of the target company.

The Company's holds a minority interest in a joint venture involving the construction and management of a data center facility. The Company has a joint venture with Bentaus, LLC ("Bentaus") under which Bentaus will oversee the construction and management of a data center facility in Texas. A Bentaus officer has been appointed Manager of the joint venture. The Company and Bentaus each hold a 40% ownership interest in the joint venture, with the remaining 20% owned by a company affiliated with Bentaus. Under the terms of the joint venture agreement, the Manager may amend the joint venture agreement or even dissolve the joint venture by the vote of the Manager and at least 50% of the aggregate percentage of interest. The Manager, Bentaus, and the Bentaus affiliate have the ability to vote to amend the joint venture agreement or dissolve the joint venture without agreement by the Company. In the event the joint venture agreement should be amended on terms adverse to the Company, or dissolved with the Company's agreement, the Company's investment in this arrangement may not achieve its intended goal or financial performance. Consequently, there is a risk that the Company's financial condition or expected results may be impaired and adversely affect investors' ability to received Preferred Returns and the full amount of their capital contributions in a timely manner or at all.

Gas and Oil Wells Risks

A substantial or extended decline in oil and/or natural gas prices may adversely affect a target company's business, financial condition or results of operations and the target company's ability to meet the target company's capital expenditure obligations, debt repayment obligations and financial commitments, among others. The price a target company receives for the target company's oil and/or natural gas will heavily influence the target company's revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore, their prices are subject to wide fluctuations in response to a variety of political, economic, and relatively minor changes in supply and demand, among others. Historically, the markets for oil and natural gas have been volatile and these markets will likely continue to be volatile in the future. The realized commodity prices the target company will receive for the target company's oil and natural gas production, and the levels of the target company's production, depend on numerous factors beyond the target company's control. These factors include, but are not limited to, the following:

- Worldwide and regional economic conditions impacting the global supply and demand for oil and natural gas;
- The price and quantity of imports of foreign oil and natural gas;
- The actions of the Organization of Petroleum Exporting Countries ("OPEC") and state- controlled oil companies relating to oil and natural gas price and production control;
- Political conditions in or affecting other oil-producing and natural gas-producing countries, including, but not limited to, the current conflicts in the Middle East and conditions in South America and Russia;
- Economic sanctions on Russia as a result of its invasion of Ukraine;
- The level of global oil and natural gas inventories;
- Localized supply and demand fundamentals and transportation availability and pricing;
- Weather conditions and natural disasters;
- Governmental regulations;
- Speculation as to the future price of oil and the speculative trading of oil and natural gas futures contracts;
- Price and availability of competitors' supplies of oil and natural gas;
- Technological advances affecting energy consumption;
- The price and availability of alternative fuels; and
- The availability and pricing of capital and credit in global markets used to develop the supplies of oil and natural gas.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Because the majority of a target company's estimated proved reserves are projected to be oil, a target company's financial results are more sensitive to fluctuations in oil prices, which may or may not be the case in the future.

Declines in oil and natural gas prices may materially adversely affect a target company's financial condition, liquidity, ability to service debt, ability to finance planned capital expenditures and results of operations and may reduce the amount of oil and natural gas that a target company can produce economically.

Drilling for oil and natural gas is a speculative activity and involves numerous risks and substantial uncertainty regarding many factors, including costs that could adversely affect a target company. A target company's future financial condition and results of operations will depend on the success of its selection, exploitation, development, and production activities. A target company's oil and natural gas exploration and production activities are subject to numerous risks beyond its control, including the risk that drilling will not result in commercially viable oil or natural gas production. A target company's decisions to select, explore, develop or otherwise exploit drilling locations or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, among others, the results of which are often inconclusive or subject to varying interpretations.

The estimated oil and natural gas reserve quantities and future production rates of a target company are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or the underlying assumptions will materially affect the quantities of a target company's reserves. A target company's cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay, or cancel a target company's scheduled drilling projects, including but not limited to the following:

- Shortages of or delays in obtaining equipment and qualified personnel;
- Facility or equipment malfunctions;
- Unexpected operational events;
- Pressure or irregularities in geological formations;
- Adverse weather conditions, such as flooding;
- Terrorism;
- Acts of God, including earthquakes, among many others;
- Reductions in oil and natural gas prices;
- Delays imposed by or resulting from compliance with, or changes in, regulatory requirements;
- Proximity to and capacity of transportation facilities;
- Title problems and litigation related to title issues;
- Delays due to litigation resulting in forced work stoppage; and
- Limitations in the market for oil and natural gas.

Even if drilled, a target company's completed wells may not produce quantities of reserves of oil or natural gas that are economically viable or that meet the target company's earlier estimates of economically recoverable reserves. A productive well may become uneconomic if water or other deleterious substances are encountered, which impair or prevent the production of oil and/or natural gas from the well. A target company's overall drilling success rate or a target company's drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in a target company's production and revenues and materially harm the target company's operations and financial condition by reducing the target company's available cash and resources. Due to the risks and uncertainties of Gas and Oil Wells, a target company's future performance in exploration and drilling may not be comparable to the historical performance of prior or existing wells or nearby wells within the same formation.

Most target companies will be dependent upon experienced gas and oil well operators ("Operators") to conduct exploration and drilling activities and will not have the internal capability to complete these tasks. Most target companies will not have the internal capabilities to conduct its operations but will be dependent upon experienced gas and oil well Operators to conduct exploration and drilling activities. As such, if the Operator is unable to perform its responsibilities in an efficient and effective manner, then the target company will either incur substantial costs to replace the Operator or it will be unable to implement and execute its business plan.

A target company may incur losses because of title deficiencies relating to its assets and all acreage acquired by the target company in the future. A target company will acquire third party working and revenue interests and natural gas leasehold interests and/or acquire oil and gas leases upon which the target company will perform the target company's exploration activities. The existence of material title deficiencies can substantially impair the value of the leases and may adversely affect the target company's results of operations and financial condition. Title insurance covering mineral leaseholds is not generally available. Consistent with industry practice, the target company has and will rely primarily upon in-house landmen and independent landmen to perform the field work in examining records in the appropriate governmental offices and abstract facilities relevant to the assets and other acreage acquired by the target company, and the Operators, on behalf of the target company, will seek and obtain a title opinion for leases upon which it drills a well; provided however, the process of obtaining a drill site title opinion mitigates, but does eliminate, all potential title issues with the drilling of each subsequent well. Marketable title does not necessarily mean title free from defects. Certain title issues may not be resolvable, but the Operator may elect, consistent with industry practices, to waive certain defects and proceed with the drilling of a well.

A target company may incur losses because of environmental deficiencies relating to the Partnership Assets and the acreage that the Issuer acquires in the future. Some of the oil and natural gas properties a target company will acquire have undergone drilling and development activities for several decades. The existence of material environmental violations, non-compliance, contamination, or other liabilities can result in significant costs to the Issuer and can adversely affect the target company's results of operations and financial condition. Cost-effective insurance covering such environmental deficiencies is not readily available to protect us

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against these costs. In addition, the Issuer may be required to take measures to remediate such deficiencies and, as a result, incur substantial costs and expenses, whether or not the target company caused such deficiencies.

Unless a target company acquires or discovers additional oil and natural gas reserves, the target company's future reserves and production will decline. A target company's future oil and natural gas production will depend on the Operator's success in finding or acquiring additional recoverable reserves. If a target company is unable to replace reserves through drilling or acquisitions, the target company's level of production and cash flows will be adversely affected. In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. A target company's total proved reserves generally decline as reserves are produced unless the target company conducts other successful exploration and development activities or acquires properties containing proved reserves, or both. A target company's ability to make the necessary capital investment to maintain or expand the target company's asset base of oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. A target company may not be successful in exploring for, developing, or acquiring additional reserves.

Federal legislation could have an adverse impact on a target company's ability to use derivative instruments to reduce the effects of commodity prices, interest rates and other risks associated with the target company's business. A target company may enter into one or more of commodity derivative contracts in order to hedge a portion of the Issuer's oil and natural gas production and, periodically, interest expense. The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act." repealed prior regulatory exemptions for over-the-counter ("OTC") derivatives and created a comprehensive framework for the regulation of the derivatives market and, in connection therewith, expanded the power of the SEC and, in particular, the Commodity Futures Trading Commission ("CFTC"). Among the provisions of the Dodd-Frank Act that may affect derivatives transactions are certain clearing and trade-execution requirements; establishing capital and margin requirements for certain derivatives participants; establishing business conduct standards, recordkeeping and reporting requirements; and providing the CFTC with authority to impose position limits in the OTC derivatives markets. The Dodd-Frank Act may require the counterparties to the Issuer's derivative instruments to spin off some of their derivative's activities to a separate entity, which may not be as creditworthy as the current counterparty. The legislation and any related regulations could significantly increase the cost of derivative contracts (including requirements to post collateral which could adversely affect the Issuer's available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks the Issuer encounters, reduce the Issuer's ability to monetize or restructures the Issuer's existing derivative contracts, and increase the Issuer's exposure to less creditworthy counterparties.

Key concepts and processes under the Dodd-Frank Act are not defined and must be delineated by rules and regulations to be adopted by applicable regulatory agencies. Consequently, it is difficult to anticipate the impact these or other regulatory changes may have on a target company's hedging activities. To the extent that a target company is subject to capital or margin requirements relating to, or restrictions on, the Issuer's hedging activities or the costs associated with hedging activities increase, it could have an adverse effect on the target company's ability to hedge the risks associated with the target company's business, and the target company's results of operations may become more volatile and the target company's cash flows may be less predictable, which could adversely affect the target company's ability to plan for and fund capital expenditures. Finally, the legislation was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. If a consequence of the legislation and regulations is to lower commodity prices, the target company's revenues could be adversely affected. Any of these consequences could have a material adverse effect on the target company, the target company's financial condition and the target company's results of operations.

Market conditions or transportation impediments may hinder access to oil and natural gas markets or delay production. Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of and the proximity to purchasers from the target company's drilling operations may restrict the target company's access to oil and natural gas markets or delay production. The availability of a ready market for oil and natural gas production depends on several factors, including the demand for and supply of oil and natural gas, the proximity of reserves to pipelines or trucking and terminal facilities and the availability of trucks and other transportation equipment. A target company may be required to shut-in wells or delay initial production for lack of a viable market or because of inadequacy or unavailability of pipeline or gathering system capacity. When that occurs, the target company will be unable to realize revenue from those wells until the production can be tied to a gathering system. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and natural gas and realization of revenues.

Delays in obtaining permits for the target company's operations could impair the target company's business. Operators are required to obtain permits or orders from one or more governmental agencies to perform drilling and completion activities, including hydraulic fracturing. Such permits or orders are typically required by state agencies but can also be required by federal and local governmental agencies. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions which may be imposed in connection with the granting of the permit. Hydraulic fracturing has been particularly scrutinized, with some states issuing moratoriums on the process.

A target company's operations are subject to hazards inherent in the oil and natural gas industry. A target company may implement hydraulic fracturing in its operations, a process involving the injection of fluids—usually consisting mostly of water but typically including small amounts of several chemical additives—as well as sand to create fractures extending from the wellbore through the rock formation to enable oil or natural gas to move more easily through the rock pores to a production well. Risks inherent to the oil and gas industry include the potential for significant losses associated with damage to the environment. Equipment design or operational failures or vehicle operator error can result in explosions and discharges of toxic gases, chemicals and hazardous substances and, in rare cases, uncontrollable flows of gas or well fluids into environmental media, including surface and ground water, as well as personal injury, loss of life, long-term suspension or cessation of operations and interruption of a target company's business and/or the business or livelihood of third parties, damage to geologic formations, environmental media and natural resources, equipment and/or facilities and property. In addition, target companies use and generate hazardous substances and wastes in operations and may become subject to claims related to the release of such substances into the environment. In addition, some target company's current properties are, or have been, used for industrial purposes, which could contain currently unknown contamination that could expose the target company to governmental requirements or claims relating to environmental remediation, personal injury and/or property damage. These conditions could expose the Issuer to liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution, and other environmental damages and, in an extreme case, could materially impair the target company's profitability, competitive position or viability. Depending on the frequency and severity of such liabilities or losses, it is possible that the target company's operating costs, insurability and relationships with employees and regulators could be materially impaired.

A target company's business and operations may be adversely affected by regulations affecting the oil and gas industry. A target company's business and operations are subject to and impacted by a wide array of federal, state, and local laws and regulations on the exploration for and development, production, transportation and marketing of oil and natural gas, the operation of oil and natural gas wells, taxation, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, use of water, handling, disposal and prevention of waste and wastewater, air emissions and other matters. The technical requirements of these laws and regulations are becoming increasingly stringent, complex, and costly to implement. The high cost of compliance with applicable regulations may cause the Issuer to limit or discontinue the Issuer's operation and development activities.

Changes in regulations and laws relating to the oil and natural gas industry could result in the Issuer's operations being disrupted or curtailed by government authorities. For example, oil and natural gas exploration and production may become less cost effective and decline because of increasingly stringent environmental requirements (including greenhouse gas regulations, land use policies responsive to environmental concerns and delays or difficulties in obtaining environmental permits). A decline in exploration and production, in turn could have a material adverse effect on the target company's business, financial condition, results of operations, ability to access investment capital and cash flow.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel, and oilfield services could adversely affect a target company's ability to execute exploration plans on a timely basis and within budget, and consequently could adversely affect the target company's anticipated cash flow. A target company will utilize third party services to maximize the efficiency of the target company's operations. The cost of oil field services typically fluctuates based on demand for those services. There is no assurance that a target company or its Operators will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect the target company's exploration operations, which could have a material adverse effect on the Issuer's business, financial condition, or results of operations.

Operating hazards, natural disasters or other interruptions of a target company's operations could result in potential liabilities, which may not be fully covered by the target company's insurance. A target company's operations, and the oil and gas business generally, are subject to certain operating hazards that may include, but are not limited to, the following:

- Accidents resulting in serious bodily injury and the loss of life or property;
- Liabilities from accidents or damage by the Issuer's or the Operator's equipment;
- Well blowouts;
- Cratering (catastrophic failure);
- Explosions;
- Uncontrollable flows of oil, natural gas or well fluids;
- Fires;
- Reservoir damage;
- Oil spills from drilling, storage and transportation;
- Pipeline damage;
- Seismic activity;
- Pollution and other damage to the environment; and
- Releases of toxic gas and other air emissions.

In addition, a target company's operations are susceptible to damage from natural or unnatural disasters such as terrorism, flooding, or tornados, which involve increased risks of personal injury, property damage and marketing interruptions. The occurrence of one of these operating hazards may result in injury, loss of life, suspension of operations, environmental damage, and remediation and/or governmental investigations and penalties. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration and development, or could result in a loss of the Company's properties

A target company's insurance might be inadequate to cover the target company's liabilities. Insurance costs are expected to continue to increase over the next few years, and the target company may decrease coverage and retain more risk to mitigate future cost increases. If a target company incurs substantial liability and the damages are not covered by insurance or are more than policy limits, then the Issuer's business, results of operations and financial condition may be materially adversely affected.

The use of initial potential figures in geological reports and maps is uncertain and may not be a good predictor of the amount of oil that the well will produce. The initial potential of a well, as determined by a test that is run following completion, will not always be determinative of actual production and should not be considered indicative of the amount of oil and gas a well can be expected to produce on a sustained basis. Generally, initial production of oil wells is closer to

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initial potential determined on the basis of the tests that are run. In the case of gas wells, ultimate production rates can be as low as 10% to 25% of the initial potential figures. A target company, when viewing initial potential figures as an indication of the extent to which a well may actually produce or has produced, should keep in mind that actual production is generally less than the initial potential figures reported to the state agencies regulating oil and gas production in their jurisdictions.

Gas or oil discovered by a target company may not be readily marketable. The availability of a ready market for oil or gas, if any, discovered by a target company and the price obtained therefor will depend upon numerous factors, including:

- The extent of domestic production and foreign imports of gas and/or oil;
- The proximity and capacity of pipelines, intrastate and interstate market demands;
- The extent and effect of federal regulations on the sale of oil and/or natural gas in interstate and intrastate commerce; and
- Other government regulations affecting the production and transportation of oil and/or gas.

In addition, certain daily allowable production constraints may change from time to time, the effect of which cannot be predicted by management. Both natural gas and oil production can be curtailed on account of regulation, effects of competition, lack of pipeline capacity or refinery and storage capacity matters. There is no assurance that the venture will be able to market any oil or gas found by it at favorable prices, if at all.

Income from gas or oil produced by a target company may not be distributed to a target company for a long time after production. Unavailability of or delay in connection with pipelines or other transportation systems, unavailability of or delay in obtaining necessary materials for completion of a well, repayment of loans (if any) obtained by the target company to finance drilling or other activities, delays in obtaining satisfactory contracts and connections for oil and/or gas wells, delays in obtaining assignments, delays in obtaining division orders and other circumstances may delay the distribution of income, if any, for significant periods after discovery of oil and gas, if any.

New technology may cause a target company's exploration and drilling methods to become obsolete. New technology may cause our current exploration and drilling methods to become obsolete. The oil and gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement new technologies on a timely basis or at a cost that is acceptable to us. If we are not able to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

Risks Related to Bitcoin Mining

Bitcoin mining is evolving in ways that may adversely impact the Company. Over the past several years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation application-specific integrated circuit machines to "professionalized" mining operations using proprietary hardware or sophisticated machines. As a result, the Company may face competition from larger and more well-funded companies, which may have an adverse and material impact on the Company's financial condition and results of operations.

As technology advances, the Company may be unable to acquire the digital asset mining hardware necessary for purposes of successfully leasing their equipment. A decline in the Bitcoin mining population could adversely affect the Bitcoin Network. Due to the increasing demand for digital asset mining hardware, the Company may be unable to acquire digital asset mining hardware that has the latest technology. Because successful mining of a digital asset that uses "proof-of-work" validation requires maintaining or exceeding a certain level of computing power relative to other validators, the Company will need to upgrade its mining hardware periodically to keep up with the competition. The expense of purchasing or upgrading new equipment may be substantial and diminish returns to the Company dramatically. Moreover, due to rapid technological development, the Company's mining equipment could realize a significant depreciation of value that could adversely affect its financial condition. In the event the proper mining equipment becomes scarce, in addition to increasing the cost of replacing current equipment, the Company may not be able to acquire a sufficient amount for operations at all three current mining locations.

Future and current regulations by a United States or foreign government or quasi-governmental agencies regarding Bitcoin or Bitcoin mining could have an adverse effect on an investment in the Company. The regulation of Bitcoin and related products and services continues to evolve, may take many different forms and will, therefore, impact Bitcoin and its usage in a variety of manners. Additionally, changes to current regulatory determinations of Bitcoin's status as not being a security, changes to regulations surrounding Bitcoin futures or related products, or actions by a United States or foreign government or quasi-governmental agencies exerting regulatory authority over Bitcoin, the Bitcoin Network, Bitcoin trading, or related activities impacting other parts of the digital asset market may adversely impact Bitcoin. If such regulatory changes reduce the number of mining companies, then the Company may face a more competitive environment with better funded competitors. To the extent the Company holds any digital assets, the Company could experience illiquidity because it may find it difficult or impossible to liquidate digital assets. Consequently, these events may have a material and adverse effect on the Company's financial condition and results of operations.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners, have a negative environmental impact and consequently affect the price of

Bitcoin. Bitcoin mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities or government measures restricting or prohibiting the use of electricity for Bitcoin mining activities. Any such developments could lower the demand for Bitcoin and have a material and adverse effect on the price of Bitcoin. To the extent the Company is responsible for the cost of electricity and other utilities to power Bitcoin mining equipment, the cost of such energy sources may have a material adverse affect the Company's financial condition and results of operations.

Anonymity and illicit financing risk. Although transaction details of peer-to-peer transactions are recorded on the Bitcoin Blockchain, a buyer or seller of digital assets on a peer-to-peer basis directly on the Bitcoin Network may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Digital assets have in the past been used to facilitate illicit activities. If a digital asset were used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil liability or lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset platforms. If the Company, or any agent operating equipment for the purpose of mining Bitcoin on behalf of the Company, were to transact with a sanctioned entity, the Company and its agent would be at risk of potential criminal or civil lawsuits or liability.

The Company holds a minority interest in a joint venture involving the construction and management of a data center facility. The Company has a joint venture with Bentaus, LLC ("Bentaus") under which Bentaus will oversee the construction and management of a data center facility in Texas. A Bentaus officer has been appointed Manager of the joint venture. The Company and Bentaus each hold a 40% ownership interest in the joint venture, with the remaining 20% owned by a company affiliated with Bentaus. Under the terms of the joint venture agreement, the Manager may amend the joint venture agreement or even dissolve the joint venture by the vote of the Manager and at least 50% of the aggregate percentage of interest. The Manager, Bentaus, and the Bentaus affiliate have the ability to vote to amend the joint venture agreement or dissolve the joint venture without agreement by the Company. In the event the joint venture agreement should be amended on terms adverse to the Company, or dissolved with the Company's agreement, the Company's investment in this arrangement may not achieve its intended goal or financial performance. Consequently, there is a risk that the Company's financial condition or expected results may be impaired and adversely affect investors' ability to received Preferred Returns and the full amount of their capital contributions in a timely manner or at all.

Risks Related to Bitcoin

Digital assets such as Bitcoin were only introduced within the past decade, and the medium- to long-term value of Bitcoin is subject to a number of factors relating to the

capabilities and development of Blockchain technologies and to the fundamental investment characteristics of digital assets. Digital assets have experienced, and we expect will experience in the future, sharp fluctuations in value. Given the infancy of the development of digital asset networks, parties may be unwilling to transact in digital assets, which would dampen the growth, if any, of digital asset networks. The trading prices of many digital assets, including Bitcoin, are derived from a variety of factors including supply and demand for Bitcoin, as well as more indirect and macro factors such as interest rates, monetary policy, broader market uncertainty and geopolitical, social and economic events. Digital asset networks are dependent upon the Internet. A disruption of the Internet or a digital asset network, such as the Bitcoin Network, would affect the ability to transfer digital assets, including Bitcoin, and, consequently, their value. To the extent the Company holds any digital assets, such fluctuations in value, or lack of market in which to liquidate digital assets, may adversely affect the Company's financial condition and results of operations.

The scheduled creation of newly mined Bitcoin and its subsequent sale may cause the price of Bitcoin to decline, which could negatively affect an investment in the Company. Newly created Bitcoin is generated through a process referred to as "mining" which involves the collection of a reward of new Bitcoin (also known as a "coinbase"). When the recipient makes newly mined Bitcoin available for sale, there can be downward pressure on the price of Bitcoin as the new supply is introduced into the Bitcoin market. A Bitcoin mining operation may be more likely to sell a higher percentage of its newly created Bitcoin, and more rapidly so, if it is operating at a low profit margin, thus reducing the price of Bitcoin. Lower Bitcoin prices may result in further tightening of profit margins for miners and decreasing profitability, thereby potentially causing even further selling pressure. Diminishing profit margins and increasing sales of newly mined Bitcoin could result in a reduction in the price of Bitcoin, which could adversely impact an investment in the Shares.

Risks Related to the Securities

A small number of people have control over shareholder decisions. The Class C Members control Bequest Capital, LLC, which serves as Manager of the Company. Class A, B and D Members have no right to participate in the management of the Company. The management of the business and affairs of the Company will be vested exclusively in the Manager and an Investor will have no right to participate in many decisions which may materially affect the value of his, her or its investment. Moreover, the Operating Agreement provides the Class C Members with the exclusive right to appoint the Manager and to replace the Manager involuntarily. Accordingly, a subscriber should not purchase any Class D Membership Interests unless he, she or it is willing to entrust all aspects of the management of the Company to the Manager.

In the event, the Company has not paid a Preferred Return (defined as a cash payment equal to 11%, 10% and 8% per annum of Adjusted Capital Contributions for Class A Members, Class B Members and Class D Members, respectively) after its due date, Class A, B and D Members will be entitled to vote on any particular investment position or asset, and the Manager and Class C Members will be obligated to take the action as requested by the Class A, B and D Members.

Further, certain Class A Members are affiliates of the Company and its Manager, and will be entitled to vote alongside the Class B and D Members. See also "Related Party Transactions."

Upon a default in the Company's payment of the Preferred Return or redemption payment to an Investor, the Investor will have limited access to the assets of the Company. If the Company is unable to pay the Preferred Return or redemption payments to the Investors when due, the Investors will have limited access to the assets of the Company. To the extent the Company makes investments in other companies, the Company documents its ownership of such investments by receiving certificated or uncertificated equity interests in the Company's name. As these securities are owned at the Company level, individual Investors have no right to these securities. While the Investors can instruct the Company regarding the management and sale of its investment in other companies upon the Company's default in its payment obligations to the Investors, any proceeds received by the Company from the liquidation of these investments must be shared by the Investors as a whole as no Investor has any preference right to any assets of the Company. Accordingly, there may be limited or no assets available to cure payment defaults to Investors at any point in time.

Other than payment of the Preferred Return or redemption payments, the Investors shall not be entitled to receive any additional allocation of the Company's revenues or expenses or distribution of any additional cash from the Company. Investors shall only be entitled to receive payment of their Preferred Return and a return of their capital contribution. The Investors shall not be entitled to receive any additional distributions of cash or allocations of revenues or expenses from the Company. For details, see Section 5 and Exhibit A to the Bequest Legacy Fund Operating Agreement.

The Company can force Investors to sell their Membership Interests back to the Company at any time. The Manager and Class C Members, in their sole discretion, have the right to redeem any of the Company's Class A, B and D Membership Interests from Investors. In this event, an Investor could be forced to sell back to the Company their Membership Interests even if they would prefer to continue to hold their Membership Interests.

Additionally, the Company has the right to repurchase an Investor's Class D Membership Interests for the capital contribution paid by the Investor plus any accrued but unpaid Preferred Return in the event any of the following events occurs:

- Death of an Investor;
- The transfer of any Investor's Class D Membership Interests in violation of the Operating Agreement;
- The Class D Membership Interests held by an Investor shall be attached, levied upon or executed against in connection with the enforcement of any lien or encumbrance or otherwise be transferred by operation of law (other than the laws of descent, distribution or inheritance);
- Bankruptcy of an Investor; or

- The issuance of an order of a court of competent jurisdiction ordering the transfer of any Investor's Class D Membership Interest to any third party including, but not limited to an Investor's spouse pursuant to a divorce decree or property settlement.

Accordingly, an Investor can be forced to sell his or her Class D Membership Interests prior to the optional redemption date, which means that they will not be entitled to receive the full amount of Preferred Returns that they would otherwise be entitled to receive.

Investors will have the right to force the Company to redeem their Class A, B and D Membership Interests, which could result in the Company lacking sufficient funds to satisfy its redemption obligations. Holders will be able to force the Company to redeem their Class A and B Membership Interests after a holding period of three (3) years from the date of purchase. Holders of Class D Membership Interests will be able to force the Company to redeem their Membership Interests after a holding period of two (2) years. In order to satisfy redemption requests, the Company will likely need to liquidate some of its investments in other companies. While the Company should be able to complete these actions within the 90-day redemption period, if too many Investor Members make redemption demands at the same time, then the Company may not have sufficient assets on hand to satisfy its redemption obligations.

There can be no assurance that the Company will have sufficient funds to make distributions of Preferred Returns to the Investors or to redeem their Class D Membership Interests after the optional redemption dates. The operating expenses of the Company may exceed its revenues, thereby resulting in no cash available for distribution by the Company to the Investors. The Manager has complete discretion to withhold from distribution part or all of any of the Company's net cash from operations which are otherwise available for distribution after the payment of expenses if it determines that such funds are reasonably required for working capital needs or reserves for fixed or contingent liabilities of the Company. Accordingly, there can be no assurance that the operations of the Company will be profitable or that any distributions of the Company's cash flow will be available or made to the Investors in payment of their Preferred Return or redemption of their Class D Membership Interests.

Class D Members are only entitled to distributions of Preferred Returns. Under the Operating Agreement, Classes A, B and D Members are not entitled to any allocation of the Company's revenues or expenses other than the payment of the Operating Preferred Return and their capital contribution, if any, after adjustments as set forth in the Operating Agreement. Any additional revenues, if distributed, shall be distributed to the Class C Members. Losses shall be allocated to the Members generally in accordance with positive capital accounts.

As there are significant restrictions on transferability of all classes of Membership Interests, you may not be able to sell the Class D Membership Interests when you want to. As there is no public or private market for the Interests and there can be no assurance that a market will develop at any time in the future, purchase of the Class D Membership Interests should be considered a long-term investment. Sales or other transfers of the Class D Membership Interests may only be made in compliance with federal and state securities laws and are subject to substantial contractual restrictions set forth in the Operating Agreement. The holders of Class D Membership Interests will be required to agree not to transfer their Class D Membership Interests in violation of such laws. In addition, the Operating Agreement imposes substantial limitations on any transfer of the Class D Membership Interests, which includes the prior written consent of the Manager. In the event that all restrictions have been satisfied and the Manager consents to a transfer, an Investor Member nevertheless may be unable to dispose of his or her Class D Membership Interests, since it is highly unlikely that any market will exist for those Membership Interests. Consequently, any holder of the Class D Membership Interests may be unable to liquidate his or her investment even in the event of an emergency or though his or her personal, financial circumstances would dictate such a liquidation, and the Class D Membership Interests may not be acceptable as collateral for loans.

Notwithstanding the transfer restrictions, the Class D Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class D Membership Interests. Because the Class D Membership Interests have not been registered under the Securities Act of 1933 (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Class D Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effectuated. Limitations on the transfer of the Class D Membership Interests may also adversely affect the price that you might be able to obtain for them in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Class D Membership Interests for its own account, for investment purposes and not with a view to resale or distribution thereof. For a description of the transfer restrictions, see "Securities Being Offered and Rights of the Securities of the Company – Transfer Restrictions."

The Manager may alter the use of proceeds in this offering without notice to or approval of the Members. From time to time, the Company will evaluate the uses of its cash to determine whether the current application should be changed. The Manager may alter the use of proceeds in this Offering without notice to or approval of the Investors. As a result, there is no assurance that the Manager will follow the Use of Proceeds section of the Offering Memorandum, which may materially change. Accordingly, the Manager will have significant discretion in applying the net proceeds of this Offering. The failure of the Manager to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Future fundraising may affect the rights of investors. In order to fund operations, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Early Investors in this Offering may not have access to the same information as Investors who participate later. Under SEC requirements, the Company may be required to file a material amendment to this Form C Offering Memorandum in the event of a material change to the terms of the offering or the information provided by the issuer. In such an event, the Company would file an amendment to its Form C with SEC, indicating that it is a material amendment. Any Investor who has made an investment commitment (meaning submitted a subscription agreement that has not yet been closed upon by the Company) will receive notice of such change, and if the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of that notice, the Investor will receive notice that the commitment was cancelled and all funds returned to the Investor. Investors who have already received their Class D Membership Interests prior to the Company filing an amended Form C Offering Memorandum will not be entitled to a refund as their commitment will have already been completed. Updates to the Company's Form C Offering Memorandum can found on the offering page at www.bequest.dalmoredirect.com and on the SEC's EDGAR database at https://www.sec.gov.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

By purchasing Class D Membership Interests in this Offering, Members are bound by the arbitration provisions contained in the Subscription Agreement which limit a Member's ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims

By purchasing Class D Membership Interests in this Offering, Members agree to be bound by the arbitration provisions contained in the Subscription Agreement (the "**Arbitration Provision**"). The Arbitration Provision applies to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this Offering, the Company's holdings, its Membership Interests, ongoing operations and the management of the Company's investments, among other matters and limit the ability of Members to bring class action lawsuits or similarly seek remedy on a class basis.

By agreeing to be subject to the Arbitration Provision, Members are severely limiting their rights to seek redress against the Company in court. For example, a Member may not be able to pursue litigation for any claim in state or federal courts against the Company, the Manager, or their respective directors, managers, officers, and employees including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede a Member's ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provision provides that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. The Company has not determined whether it will exercise its right to demand arbitration but reserve the right to make that determination on a case-by-case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as the Company is likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the State of Florida applying the laws of the State of Delaware to the extent state law is applicable. The term "**Claim**" as used in the Arbitration Provision is very broad and includes any past, present, or future claim, dispute, or controversy involving a Member (or persons claiming through or connected with the Member), on the one hand, and the Company (or persons claiming through or connected with the Company), on the other hand, relating to or arising out of the Member's Subscription Agreement, the Company and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that Member may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provision, any part thereof, or the entire Subscription Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provision is to be given the broadest possible interpretation that will permit it to be enforceable. However, the issue of enforceability is not free from doubt, and to the extent that one or more of the provisions in the Subscription Agreement with respect to the Arbitration Provisions or otherwise requiring Members to waive certain rights were to be found by a court to be unenforceable, the Company would abide by such decision. Notwithstanding the foregoing, if this Arbitration Provision applies to federal securities law claims, the Member cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Further, potential Members should consider that the Subscription Agreement restricts the ability of the Members to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by the Company or its Manager. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual Members who wish to pursue claims against the Company.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION, MEMBERS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

THE MANAGER AND MANAGEMENT FEES

This table shows the principal people serving as Manager of Bequest Legacy Fund:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Bequest Legacy Fund I, LLC:				
Bequest Capital, LLC	Manager		February 9, 2023 – present	Part-time, approximately 20 hours per week
Bequest Capital, LLC:				
Martin Saenz	Co-President and Chief of Investor Relations	51	February 9, 2023 – present	Full
Shawn Muneio	Co-President and Chief Investment Officer	45	February 9, 2023 – present	Full
P. James Hirchak, Jr.	Chief Financial Officer	66	January 12, 2023 – present	Full

Martin Saenz

Mr. Saenz has held the position of Co-President and Chief of Investor Relations at Bequest Capital, LLC since January 2022. Prior to that, Mr. Saenz served as Managing Partner at NDF1, LLC beginning July 2019 through present day.

Shawn Muneio
Mr. Muneio has held the position of Co-President and Chief Investment Officer at Bequest Capital, LLC since January 2022. Prior to that, Mr. Muneio served as Managing Partner at NDF1, LLC beginning July 2019 through present day.

P. James Hirchak, Jr.
Mr. Hirchak has held the position of Chief Financial Officer at Bequest Capital, LLC since September 2023. Prior to that, Mr. Hirchak served as Fund Accountant beginning January 2023. Prior to joining Bequest, Mr. Hirchak was a CFO/CPA Independent Consultant beginning in July 2006.

Management Fees

As the Manager, Bequest Capital is entitled to receive certain fees as compensation. The holders of the Company's Class C Membership Interests have approval authority over the Manager's fees and compensation.

The Manager or its designated affiliate(s) will be entitled to receive the following fees:

1. Annual Asset Management Fee equal to 2.5% of aggregate Capital Contributions held by the Company payable on a monthly basis.

2. Asset Acquisition Fee that ranges from 2% to 4% calculated based on the purchase price of the asset or pool of assets acquired:
   a. Under $5 million = 4% fee;
   b. $5 million -- $10 million = 3% fee;
   c. $10 million -- $20 million = 2.5% fee; and
   d. Over $20 million = 2% fee.

3. Asset Disposition Fee of 1% of the purchase price of each asset sold.

4. Financing Coordination Fee equal to 1% of the principal amount of each loan funded by a third party whether received at acquisition of the asset or through a refinancing.

The Manager and its affiliates may be entitled to receive monthly market rate fees and costs for investments owned and operated by the Bequest Legacy Fund in addition to the costs of all expenses related to the operations and maintenance of the property. The Manager and its affiliates may also receive market rate fees and costs for construction, construction management, repair and maintenance work, real estate and loan brokerage fees with respect to services provide to properties. Additionally, the Manager and its affiliates may receive compensation form the Fund for providing loans, including but not limited to purchasing mortgages, refinancing mortgages and construction lines of credit. See Section 7 to the Company's Operating Agreement.

Guaranteed Payments

The Manager, as the sole holder of Class C Membership Interests, may also be entitled to a Guaranteed Payment, defined in the Company's Operating Agreement as a payment made by the Company to a Class C Member in consideration for services performed and in accordance with the determination of the Manager. This payment is in the sole discretion of the Manager.

Allocation of Profits and Losses

Under Section 5 of the Operating Agreement, Classes A, B and D Members are not entitled to any allocation of the Company's revenues or expenses other than the payment of the Operating Preferred Return. Any additional revenues, if distributed, shall be distributed to the Class C Members. Losses shall be allocated to the Members generally in accordance with positive capital accounts.

For more information regarding fees and other compensation that may be received by the Manager, including in its capacity as Class C Members, please see "Securities Being Offered and Rights of the Securities of the Company," "Related Party Transactions," and the Operating Agreement included as Exhibit B.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of April 8, 2024:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Bequest Capital, LLC	Class C Membership Interests	$10,000	100%*

*In the event of a default on payment of Preferred Returns, the holders of Class A, B and D Membership Interests will have a vote regarding any particular investment position or asset, and the Manager and Class C Members will be obligated to take the action as requested by the Class A, B and D Members.

Additionally, the Manager's ownership interest in the Company and its assets is 100%. See Exhibit A to the Company's Operating Agreement included as Exhibit B to this Offering Memorandum.

Capital Structure

The following table describes our capital structure as of August 31, 2024, which is determined by net capital contributed by each member. The Company will accept capital contributions up to $50,000,000 across this and its concurrent offerings.

Class of Equity*		Outstanding Contributions		Available
Class A Membership Interests		$4,067,091.39		$19,923,446.55
Class B Membership Interests		$965,249.04		$19,923,446.55
Class C Membership Interests		$120,766.48		
Class D Membership Interests		$		$5,000,000

*For a summary of the terms of the Classes of Membership Interests, see "Securities Being Offered and Rights of the Securities of the Company."

The Company has no outstanding debt.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expenses for a $5,000,000 Raise
Offering Expenses	$400	$182,429
Asset Management Fees	$250	$125,000
Investments in Performing Loan Companies	$2,262.50	$1,135,642.71
Investments in Commercial Real Estate Companies	$2,262.50	$1,135,642.71
Investments in Oil and Gas Well Companies	$2,262.50	$1,135,642.71
Bitcoin Mining	$2,262.50	$1,135,642.71
Acquisition Fees	$200	$100,000
Professional Services	$100	$50,000
Total	$10,000	$5,000,000

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit A to this Offering Memorandum. The financial statements for the period from beginning of operations (March 1, 2023) to December 31, 2023 were audited by Tesseract Advisory Group LLC, certified public accountants.

The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Overview

The Company is a limited liability company formed in Delaware on February 9, 2023, for the purpose of seeking returns through investment in private companies that specialize in performing loans, commercial real estate, Bitcoin mining operations and the production of gas and oil wells. The Bitcoin mining operations are conducted by a third-party mining operator, engaged by Bequest Energy Fund I, LLC, also a Delaware limited liability company formed October 11, 2023, which is a wholly owned subsidiary of the Company.

As of the commencement of operations on March 1, 2023 through December 31, 2023 ("FYE 2023"), the Company held total assets of $3,321,564 consisting largely of Bitcoin mining equipment, Bitcoin, and mortgage loans held for investment. Total liabilities as of FYE 2023 were $1,348,460 comprised of current liabilities of $573,460, of which $425,000 is due to affiliates, and non-current liabilities of $775,000, also due to affiliates.

As of August 31, 2024, the Company has purchased a total $1,8745,00 in bitcoin mining equipment directly and through its wholly owned subsidiary Bequest Energy Fund I, LLC.

Results of Operations

As of FYE 2023, the Company has realized a net loss of $97,461. The Company received most of its investment income during that period from its Bitcoin mining operations. Costs of mining income of $94,708, largely attributable to expense of electricity and the cost of mining management, accounting for approximately 72% of the $341,573 expenses incurred during FYE 2023. The Company also incurred fees to its Manager in the amount of $50,990, and distributed operating preferred return of $71,980 during FYE 2023.

Other expenses during FYE 2023 included depreciation expense for mining equipment and related containers of $40,237, and other expenses comprised of $22,246. The Company also had net realized and unrealized loss from digital assets of $10,146.

Liquidity and Capital Resources

Since inception through August 30, 2024, the Company has financed its initial operational expenses through contributions of Bequest Capital, LLC, as the Manager and sole owner of Class C Membership Interests of the Company and Bequest Energy Fund. The Company has also received a total of $2,088,472 in capital contributions through the sale of Class A and Class B Membership Interests in reliance on Rule 506(c) of Regulation D of the Securities Act (the "Regulation D Offering").

The Company intends to use the proceeds from this offering of its Class D Membership Interests in reliance on Regulation Crowdfunding as disclosed above in "Use of Proceeds." The Company plans to continue selling Class A and B Membership Interests, plus Class D Membership Interests, concurrently in an exempt offering in reliance on Regulation D.

Indebtedness

Other than amounts due to affiliates, the Company has not incurred indebtedness and does not have any credit arrangements in place, such as a revolving loan facility.

The Company is dependent upon additional capital resources as a source of funding for its additional asset purchases and other investments, and is subject to significant risks and uncertainties; including failing to secure funding to expand its asset and investment holdings or failing to profitably manage the assets and investments it holds.

Planned Milestones

Over the next 12-months, the Company intends to achieve the following milestones provided we raise the maximum $5,000,000 in this offering.

2024 Q3
- Identify Investments
- Close acquisition of investments

2024 Q4
- Identify Investments
- Close acquisition of investments

2025 Q1
- Identify Investments
  Close acquisition of investments

2025 Q2
- Identify Investments
- Close acquisition of investments

2025 Q3
- Identify Investments
  Close acquisition of investments

Provided the Company does not raise the maximum $5,000,000 in this offering, we will continue to find and invest in asset classes identified above in "Use of Proceeds," but just in a reduced amount from what has been identified. In addition to the dependence on the proceeds from this offering, the above milestones and proposed timelines may also be impacted by general economic conditions, including inflation, general market conditions, consumer sentiment, and the ability for the Company to successfully accomplish the earlier listed milestones.

Trends

The following three categories summarize the current or expected trends that may impact the Company's business plans as it executes its investment strategy.

1. Real Estate Mortgage Notes:

- **Current Trends**: Interest rates have risen over the past year due to inflationary pressures and Federal Reserve rate hikes, which has increased the cost of borrowing for real estate buyers. This creates potential opportunities for purchasing mortgage notes at a discount, as borrowers may struggle to refinance or maintain payments.
- **Expected Impact**: While higher interest rates may slow down new originations, there could be opportunities in the distressed mortgage space as defaults rise. Investing in notes at a discount could lead to strong returns if the market stabilizes or borrowers eventually restructure their loans.

2. Commercial Real Estate:

- **Current Trends**: The commercial real estate (CRE) sector is experiencing a shift due to changing work patterns (e.g., remote work), particularly in the office space segment. There is also increasing demand for industrial real estate, driven by the expansion of e-commerce, and for data centers, driven by cloud computing and AI.
- **Expected Impact**: The company's investment in CRE may benefit from focusing on sectors like industrial, logistics, and data centers, which are expected to grow. However, traditional office spaces and some retail locations may face headwinds unless repurposed or located in highly desirable areas. Understanding these trends will be critical for targeting investments in resilient CRE sectors.

3. Energy Infrastructure:

- **Current Trends**: The global energy landscape is transitioning towards renewable energy, with governments and companies increasingly investing in green energy projects such as wind, solar, and battery storage. However, traditional energy infrastructure (e.g., oil and gas pipelines) remains crucial for maintaining energy stability during this transition.
- **Expected Impact**: Investment in renewable energy infrastructure offers growth potential as governments continue to incentivize clean energy. However, legacy energy infrastructure investments may still yield strong returns, especially given the ongoing demand for fossil fuels and the need for a stable energy supply during the transition. Balancing traditional and renewable energy infrastructure investments will help mitigate risks and capitalize on both short-term and long-term opportunities.

Indebtedness

As at December 31, 2023, the Company has current liabilities of $573,460, of which $425,000 is due to affiliates. The Company's long term liabilities as at December 31, 2023, were $775,000, also due to affiliates.

RELATED PARTY TRANSACTIONS

From time to time the Company or its Manager and its affiliates may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding Class C Membership Interests, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Bequest Capital, LLC, which serves as the Manager of Bequest Legacy Fund, is jointly owned and operated by Martin Saenz and Shawn Muneio. The Manager of Bequest Legacy Fund is also the sole holder of the Class C Membership Interests, which are the only voting securities issued by Bequest Legacy Fund. Further, Class C Members have approval authority for the payment of fees to the Manager.

As a result, either as Manager or in their capacity as holders of Class C Membership Interests, Messrs, Saenz and Muneio may earn additional fees and compensation:

- Messrs. Saenz and Muneio own a mortgage loan company that is the main source of performing mortgages purchased by Bequest Funds, LLC, which is also operated and controlled by Bequest Capital, LLC. This same mortgage loan company will be a source of mortgages held by the Company.

- The Manager and its affiliates may be entitled to receive monthly market rate fees and costs for investments owned and operated by the Company or Fund in addition to the costs of all expenses related to the operations and maintenance of the property.

- The Manager and its affiliates may also receive market rate fees and costs for construction, construction management, repair and maintenance work, real estate and loan brokerage fees with respect to services provide to properties.

- Additionally, the Manager and its affiliates may receive compensation from the Company or a Bequest Fund for providing loans, including but not limited to purchasing mortgages, refinancing mortgages and construction lines of credit. See Section 7 to the Company's Operating Agreement.

- The Manager, as the sole holder of Class C Membership Interests, may also be entitled to certain Guarantee Payments, defined in the Company's Operating Agreement as payment made in consideration for services performed by the Class C Member in accordance with the determination of the Manager or as provided by the Operating Agreement.

- Under the Operating Agreement, the Manager, who is also the holder of Class C Membership Interests, has the right to redeem in its sole discretion at any time the Class A, B and D Membership Interests held by an Investor.

Additionally, certain Class A Members, including Bequest Capital, LLC, the Company's Manager, and Martin Saenz who has 50% ownership interest in Bequest Capital, are affiliates of the Company and its Manager.

See also "Financial Discussion – Overview," "Financial Discussion – Indebtedness," and Note 6 to the Company's Audited Financial Statements included as Exhibit A to this Offering Memorandum.

RECENT OFFERINGS OF SECURITIES

On March 23, 2024, the Company commenced an offering of its Class A and Class B Membership Interests in reliance on Rule 506(c) of Regulation D. As of September 07, 2024, the Company has sold:

$4,067,091 in Class A Membership Interests, and

$965,249 in Class B Membership interests.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our securities. This summary reflects the Company's Limited Liability Company Agreement (the "Operating Agreement"), and does not purport to be complete and is qualified in its entirety by the Operating Agreement, including Exhibit B thereto. For a complete description of the Company's securities, you should refer to its Operating Agreement, including Exhibit B thereto, and applicable provisions of the Delaware Limited Liability Company Act.

The Company is offering up to $5,000,000 and a minimum of $10,000 worth of its Class D Membership Interests.

Description of the Outstanding Securities of the Company

The Company's authorized securities consist of up to:

- Class A Membership Interests, of which the Company has sold $4,067,091 as of September 7, 2024;
- Class B Membership Interests, of which the Company has sold $965,249 as of September 7, 2024;
- Class C Membership Interests, of which $10,000 have been sold as of September 7, 2024; and
- Class D Membership Interests, of which $0 have been sold as of September 16, 2024.

The Company's Operating Agreement also authorizes the Company to issue Series 1 Bonds in its discretion.

Preferred Returns

The Company's Class D Membership Interests are entitled to "Preferred Returns," as defined below, payable on a monthly basis in cash, and subject to a lockup period as follows:

- Class A Members Preferred Return: 11% annual interest with a three (3) year lockup;
- Class B Members Preferred Return: 10% annual interest with a three (3) year lockup; and
- Class D Members Preferred Return: 8% annual interest with a two (2) year lockup.

Investors will have the option of requesting that the Company continue to hold Preferred Returns for a compounding effect. Thereafter, on a monthly basis, the Preferred Return, otherwise paid to the Class Member, will be added to their respective capital account, until further notice from the Member of a given Class.

Distributions

Net cash from operations and net cash from sales or refinancings of assets shall be distributed monthly or at such times and as the Manager may determine, as follows:

1. To Class A, B and D Members on a *pari passu* basis to the extent of the excess, if any of (i) the cumulative Preferred Return for such Investor as of the payment due date over (ii) the sum of all prior distributions to such Investor;
2. To Class A, B and D Members on a *pari passu* basis in proportion to, and to the extent of, their Adjusted Capital Contributions;
3. To Class C Members in proportion to, and to the extent of their Adjusted Capital Contributions; and
4. The balance, if any, to Class C Members pro rata with, and in proportion to, the Interests owned by each Class C Member.

"Adjusted Capital Contributions" are defined as the excess, if any of each Member's capital contribution over the aggregate distributions to such Member as of such payment date.

Allocation of Profit and Loss

The Investors are not entitled to any allocation of the Company's revenues or expenses other than the payment of the Operating Preferred Return. Any additional revenues, if distributed, shall be distributed to the Class C Members. Losses shall be allocated to the Members generally in accordance with positive capital accounts.

Liquidation

The Company shall dissolve under the Operating Agreement on the first to occur of (i) seven (7) years from receipt of the first capital contribution, which was March 22, 2023, (ii) the vote of the Manager and a majority of the Class C Membership Interests, (iii) sale of all or substantially all of the Company's assets, or (iv) judicial dissolution or any event of dissolution in the Company's Certificate. Upon dissolution, allocations of profits and losses will be made in accordance with the terms of the Operating Agreement.

Upon liquidation of the Company, its property will be distributed in the following order of priority:

1. First, to the payment of debts and liabilities of the Company (other than loans or advances made by the Members to the Company) and expenses of liquidation;
2. Second, to the establishment of reserves to cover unforeseen liabilities of the Company;
3. Third, to the payment of outstanding Member loans to the Company;
4. Fourth, to the Investors, on a *pari passu* basis, to the extent of the excess, if any, of (i) the cumulative Preferred Return for such Investors, from the inception of the Company to the end of such year, over (ii) the sum of all prior distributions to such Investors in payment of the Preferred Return;
5. Fifth, to Investors, on a *pari passu* basis, in proportion to and to the extent of their Adjusted Capital Contributions;
6. Sixth, to the Class C Members on a *pari passu* basis, in proportion to and to the extent of their Adjusted Capital Contributions; and
7. The balance, if any, to the Class C Members pro rata in accordance with their Percentage Interests.

Liquidating distributions shall be made by the end of the Company's taxable year in which the Company is liquidated, or, if later, within ninety (90) days after the date of such liquidation.

Redemption Rights of Membership Interests

<u>Class A and B Membership Interests</u>

The Company has the right to redeem the Class A and B Membership Interests at any time in the sole discretion of the Manager. After the third anniversary of the date on which the Member purchased its Class A or B Membership Interest, the Member may at its option require the Company to redeem all, but not less than all, of its Membership Interests.

Class D Membership Interests

The Company has the right to redeem the Class D Membership Interests at any time in the sole discretion of the Manager. After the second anniversary of the date on which the Member purchased its Class D Membership Interest, the Member may at its option require the Company to redeem all, but not less than all, of its Membership Interests, including accrued but unpaid Preferred Returns plus the amount of unreturned capital contributions.

The Company's Other Repurchase Rights

The Company has the right to repurchase an Investor's Membership Interests for the capital contribution paid by the Investor plus any accrued but unpaid Preferred Return in the event any of the following events occurs:

- The death of an Investor;
- The transfer of any Investor's Membership Interests in violation of the Operating Agreement;
- The Membership Interest held by an Investor has been attached, levied upon or executed against in connection with the enforcement of any lien or encumbrance or otherwise transferred by operation of law (other than the laws of descent, distribution or inheritance);
- The Investor's bankruptcy; or
- The issuance of an order of a court ordering the transfer of the Membership Interest to any third party, including, but not limited to, an Investor's spouse pursuant to a divorce decree or property settlement.

Transfer Restrictions

All classes of Membership Interests are subject to transfer restrictions, and are subject to redemption by the Company upon failure to receive prior consent of the Manager. See also "Risk Factors – As there are significant restrictions on transferability of all classes of Membership Interests, you may not be able to sell the Class D Membership Interests when you want to."

Voting Rights

Except as described below, only the Company's Class C Membership Interests are entitled to vote on all matters, and all Class C Membership Interests are held by the Company's parent, Bequest Capital, LLC, which is controlled by Martin Saenz and Shawn Muneio.

In the event, the Company has not paid a Preferred Return after its due date, Class A, B and D Members will be entitled to vote on any particular investment position or asset, and the Manager and Class C Members will be obligated to take the action as requested by the Class A, B and D

Members. Certain Class A Members are affiliates of the Company and its Manager. See also "Related Party Transactions."

Approval of Manager Fees and Compensation

The holders of the Company's Class C Membership Interests have approval authority over the Manager's fees and compensation.

What it Means to be a Minority Holder

As an investor in Non-Voting Class D Membership Interests of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the Class D Membership Interests can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

The Class D Membership Interests are subject to the transfer restrictions in the Operating Agreement, and as summarized in this Offering Memorandum. See above "Securities Being Offered and Rights of the Securities of the Company – Transfer Restrictions."

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price.

The offering price in this offering is not determined by a valuation of the Company. Instead, interests are being sold at $1 at par with each dollar going toward capital contribution by each investor and pro rata within the Class D Membership Interests of the Company.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. Any annual reports will be posted on our website at www.bqfunds.com/Reports.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and to subscribe can be found here, www.bequest.dalmoredirect.com.

EXHIBIT A: AUDITED FINANCIAL STATEMENTS

EXHIBIT B: BEQUEST LEGACY FUND I, LLC OPERATING AGREEMENT

EXHIBIT C: SUBSCRIPTION AGREEMENT CLASS D MEMBERSHIP INTERESTS

EXHIBIT D: OFFERING PAGE AND VIDEO TRANSCRIPT